AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1996
                                                    REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ----------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                  ----------
                         KNIGHT TRANSPORTATION, INC.
            (Exact name of registrant as specified in its charter)


        Arizona                             4213                        86-0649974
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)

                                  ----------
                            5601 West Buckeye Road
                            Phoenix, Arizona 85043
                                (602) 269-2000
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                  ----------
                   Kevin P. Knight, Chief Executive Officer
                         Knight Transportation, Inc.
                            5601 West Buckeye Rd.
                            Phoenix, Arizona 85043
                                (602) 269-2000
   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)
                                  ----------
                                  Copies to:
     James E. Brophy, III, Esq.                Richard C. Tilghman, Jr., Esq.
     Gregory R. Moore, Esq.                       Stephen A. Riddick, Esq.
    Ryley, Carlock & Applewhite                    Piper & Marbury L.L.P.
             Suite 2700                           36 South Charles Street
       101 North First Avenue                    Baltimore, Maryland 21201
    Phoenix, Arizona 85003-1973                        (410) 539-2530
           (602) 258-7701
                                   ----------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON
          A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE
              SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX: /  /

                       CALCULATION OF REGISTRATION FEE
==============================================================================================

                                                     Proposed       Proposed
                                                     Maximum         Maximum
       Title of Each Class             Amount        Offering       Aggregate     Amount of
         of Securities to              to be          Price         Offering    Registration
          be Registered             Registered(1)   Per Share(2)    Price(2)         Fee
- ----------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share  ........................  1,840,000 shares    $20.50       $37,720,000     $13,007
==============================================================================================

(1) Includes 240,000 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                           KNIGHT TRANSPORTATION, INC.
                                  ----------

                            CROSS REFERENCE SHEET
                 PURSUANT TO ITEM 501(B) OF REGISTRATION S-K


                        FORM S-1 ITEM NUMBER AND CAPTION                             LOCATION OR CAPTION IN PROSPECTUS
                        --------------------------------                             ---------------------------------

 1.  Forepart of Registration Statement and  Outside Front Cover
     Page of Prospectus .................................................   Facing Page of Registration Statement;
                                                                             Outside Front Cover Page of Prospectus

 2.  Inside Front and Outside Back Cover Pages of Prospectus ............   Inside Front Cover Page of Prospectus and Outside Back
                                                                             Cover Page of Prospectus

 3.  Summary Information, Risk Factors and Ratio of Earnings
     to Fixed Charges ...................................................   Prospectus Summary; Risk Factors; Selected Consolidated
                                                                             Financial and Operating Data; Business

 4.  Use of Proceeds ....................................................   Prospectus Summary; Use of Proceeds

 5.  Determination of Offering Price ....................................   Outside Front Cover Page of Prospectus; Risk Factors;
                                                                             Underwriting

 6.  Dilution ...........................................................   Dilution

 7.  Selling Security Holders ...........................................   Principal and Selling Shareholders

 8.  Plan of Distribution ...............................................   Outside Front Cover Page of Prospectus; Underwriting

 9.  Description of Securities to be Registered .........................   Description of Capital Stock; Shares Eligible for
                                                                             Future Sale

10.  Interests of Named Experts and Counsel .............................   Legal Matters; Experts

11.  Information with Respect to the Registrant

        (a) Item 101 of Regulation S-K ..................................   Business
        (b) Item 102 of Regulation S-K ..................................   Business; Certain Transactions
        (c) Item 103 of Regulation S-K ..................................   Business
        (d) Item 201 of Regulation S-K ..................................   Dividend Policy; Underwriting; Risk Factors;
                                                                             Description of Capital Stock
        (e) Financial Statements ........................................   Consolidated Financial Statements of Knight
                                                                             Transportation, Inc.
        (f) Item 301 of Regulation S-K ..................................   Selected Consolidated Financial and Operating Data
        (g) Item 302 of Regulation S-K ..................................   Not Applicable
        (h) Item 303 of Regulation S-K ..................................   Management's Discussion and Analysis of Financial
                                                                             Condition and Results of Operations
        (i) Item 304 of Regulation S-K ..................................   Experts
        (j) Item 401 of Regulation S-K ..................................   Management
        (k) Item 402 of Regulation S-K ..................................   Executive Compensation and Other Information
        (l) Item 403 of Regulation S-K ..................................   Principal and Selling Shareholders; Certain Transactions
        (m) Item 404 of Regulation S-K ..................................   Business; Certain Transactions

12.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities ..................................   Not Applicable


INFORMATION HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                  JUNE 14, 1996

                                1,600,000 SHARES

################################################################################

                                IMAGE OMITTED

################################################################################

                              Knight Transportation

                                 COMMON STOCK

                                  ----------

     Of the 1,600,000 shares of Common Stock offered hereby, 800,000 shares are being sold by Knight Transportation, Inc. ("Knight" or the "Company") and 800,000 shares are being sold by certain of the Company's shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq Stock Market (National Market) under the symbol "KNGT." The closing price of the Company's Common Stock on June 12, 1996 was $20.50 per share.

                                   ----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

              Price      Underwriting       Proceeds      Proceeds to
               to       Discounts and         to            Selling
              Public     Commissions       Company (1)    Shareholders
- --------------------------------------------------------------------------------
Per Share     $          $                 $             $
Total (2)     $          $                 $             $
- --------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $175,000 payable by the Company.
(2) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling
    Shareholders will be $             , $            and $      , respectively.
    See "Underwriting."
                                  ----------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of Alex. Brown
& Sons Incorporated, Baltimore, Maryland, on or about       , 1996.

ALEX. BROWN & SONS
    INCORPORATED
                          MORGAN KEEGAN & COMPANY, INC.

                                                         WILLIAM BLAIR & COMPANY

                  THE DATE OF THIS PROSPECTUS IS       , 1996.

                             AVAILABLE INFORMATION


      The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract, agreement or document. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copies may be obtained (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Office located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.

      Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                                ----------------

      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                ----------------

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, references in this Prospectus to "Knight" or the "Company" refer to Knight Transportation, Inc. and its consolidated subsidiaries.

                                 THE COMPANY

   Knight is a short to medium-haul, dry van truckload carrier providing regional service primarily in the western United States. The Company transports general commodities, including consumer goods, packaged foodstuffs, paper products, beverage containers, and imported and exported commodities. The Company has recently established operations near Houston, Texas to provide dedicated services to one of its larger customers and to commence regional service in Texas and Louisiana. The Company has also initiated operations in Indianapolis, Indiana, from which it will provide regional and dedicated service in the Midwest and on the East Coast.

   The Company's operating strategy is to achieve significant but controlled growth by providing high quality services to service-sensitive customers, with the goal of obtaining sustained, predictable business that will allow the Company to achieve a high level of equipment utilization and other operating efficiencies. Knight commenced operations in July 1990, when Kevin, Gary and Keith Knight joined Randy Knight to establish a new short to medium-haul truckload carrier. The Knights average more than 20 years of experience in the truckload industry. The Company's goal is to attain growth and profitability through intensive management and the creation of simplified, cost effective operations.

   During the five year period ended December 31, 1995, management led the Company to a 43.0% compounded annual increase in operating revenue and a 61.2% compounded annual increase in net income. The Company intends to continue to develop its business by servicing existing and new customers in its core markets in the western United States, while expanding its operations and providing regional and dedicated service in Texas and Louisiana as well as in the Midwest and on the East Coast.

   The Company was incorporated in Arizona in 1989. Knight's headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043, and its telephone number is (602) 269-2000.



                                  THE OFFERING

Common Stock offered by the Company .................   800,000 shares
Common Stock offered by the Selling Shareholders ....   800,000 shares
Common Stock to be outstanding after the offering  .. 9,902,000 shares(1)
Use of proceeds ..................................... To reduce indebtedness, acquire revenue equipment,
                                                      and for other general
                                                      corporate purposes
Nasdaq National Market symbol ....................... KNGT
- ----------

(1) Excludes 648,000 and 75,000 shares reserved for issuance under the Company's Stock Option Plan and 401(k) Plan, respectively. See "Executive Compensation and Other Information -- 1994 Stock Option Plan; 401(k) Plan."


                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)


                                                                                      THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                   MARCH 31,
                                   ------------------------------------------------- -------------------
                                      1991      1992      1993      1994      1995      1995      1996
                                   --------- --------- --------- --------- --------- --------- ---------
STATEMENTS OF INCOME DATA:
Operating revenue .................$13,445   $19,579   $26,381   $37,543   $56,170   $11,908   $16,581
Income from operations ............  2,287     3,366     5,126     8,112    10,601     2,362     2,835
Net interest expense and other  ...   (786)     (847)     (844)     (734)     (195)      (44)      (97)
Income before income taxes ........  1,501     2,519     4,282     7,378    10,406     2,318     2,738
Net income ........................    861     1,399     2,447     4,094     5,806     1,286     1,588
Net income per share ..............    .11       .17       .30       .49       .64       .14       .17
Weighted average outstanding
  shares ..........................  8,200     8,200     8,200     8,375     9,141     9,142     9,151

OPERATING DATA:
Operating ratio(1) ................   83.0%     82.8%     80.6%     78.4%     81.1%     80.2%     82.9%
Average revenue per mile ..........$  1.20   $  1.17   $  1.22   $  1.29   $  1.26   $  1.29   $  1.24
Average length of haul (miles) ....    448       464       472       482       494       488       483
Empty mile factor .................   12.8%     14.3%     11.8%     10.1%     10.3%     10.0%     10.4%
Tractors operated at end of
  period:
     Company ......................    110       147       199       262       310       285       360
     Independent contractor .......     --        --        --        30       115        55       131
                                   --------- --------- --------- --------- --------- --------- ---------
Total tractors ....................    110       147       199       292       425       340       491
Trailers operated at end of period     260       323       489       639     1,044       664     1,264

                                                                  MARCH 31, 1996
                                                            -------------------------
                                                               ACTUAL   AS ADJUSTED(2)
                                                            ---------- --------------
BALANCE SHEET DATA:
Working capital (deficit) ..................................$(5,807)       $ 9,474
Total assets ............................................... 52,791         63,072
Current portion of long-term debt and line of credit .......  6,003          1,003
Long-term debt, net of current portion .....................    754            754
Shareholders' equity ....................................... 26,320         41,601

- ----------
(1) Operating  expenses as a percentage of operating  revenue.
(2) Adjusted for the sale of 800,000 shares offered by the Company (at an assumed public offering price of $20.50 per share) and the application of the estimated net proceeds as described in "Use of Proceeds".

                                  RISK FACTORS

   In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating an investment in the Company's Common Stock.

ECONOMIC FACTORS

   Fuel prices, insurance costs, liability claims, interest rates, the availability of qualified drivers, fluctuations in the resale value of revenue equipment and customers' business cycles and shipping demands are economic factors over which the Company has little or no control. Significant increases or rapid fluctuations in fuel prices, interest rates or increases in insurance costs or liability claims, to the extent not offset by increases in freight rates, would reduce the Company's profitability. Although the Company's independent contractors are responsible for paying for their own equipment, fuel and other operating costs, significant increases in these costs could cause them to seek higher compensation from the Company or other employment opportunities. Difficulty in attracting or retaining qualified drivers or a downturn in customers' business cycles or shipping demands also could have a material adverse effect on the growth and profitability of the Company. If the resale value of the Company's revenue equipment were to decline, the Company could be forced to retain some of its equipment longer, with a resulting increase in operating expenses for maintenance and repairs. At this time a significant portion of the Company's business is concentrated in the Arizona and California markets and a general economic decline or a natural disaster in either of these markets could have a material adverse effect on the growth and profitability of the Company. If the Company is successful in deriving a significant portion of its revenues from markets in Texas and Louisiana and the Midwest and on the East Coast in the near future, its growth and profitability could be materially adversely affected by general economic declines or natural disasters in those markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." "--Growth of Business; Expansion of Operations"; "Business -- Business Strategy"; "-- Fuel."

COMPETITION

   The Company competes primarily with other regional short to medium-haul truckload carriers, logistics providers, national carriers and other national equipment providers. Railroads and air freight also provide competition, but to a lesser degree. The Company believes that the principal competitive factors in its business are service, pricing and the availability and configuration of equipment that meets a variety of customers' needs. Recently, the trucking industry, including the short to medium-haul truckload market, has been affected by the availability of excess revenue equipment, which has had a negative effect on both equipment utilization and rates. The entire trucking industry is highly competitive and fragmented. Competition for the freight transported by the Company is based on freight rates, service, and efficiency. A number of the Company's competitors have greater financial resources, own more equipment, and carry a larger volume of freight than the Company.

AVAILABILITY OF DRIVERS AND INDEPENDENT CONTRACTORS

   The Company utilizes the services of both employee drivers and independent contractors. Competition for employee drivers and independent contractors is intense within the trucking industry, and the Company has at times experienced difficulty attracting and retaining qualified drivers and independent contractors, which has resulted in the temporary idling of revenue equipment. From time to time, there have been industry-wide shortages of qualified drivers and independent contractors and there can be no assurance that the Company will not be affected by a shortage of qualified drivers or independent contractors in the future. Prolonged difficulty in attracting or retaining qualified drivers or independent contractors could have a material adverse effect on the Company's operations and limit its growth. See "Business -- Drivers and Other Employers; Independent Contractor Program."

DEPENDENCE ON KEY PERSONNEL

   The  Company  is  highly  dependent  on the  services  of Randy  Knight,  its
Chairman; Kevin P. Knight, its Chief Executive Officer; Gary J. Knight, its President; and Keith T. Knight, its Executive Vice President. The loss of one or more of these officers could have a material adverse effect on the Company's operations and future profitability. The Company maintains and is the beneficiary of a "key man" life insurance policy of $1,000,000 on each of Randy, Kevin, Gary and Keith Knight. See "Management."

GROWTH OF BUSINESS; EXPANSION OF OPERATIONS

   The Company has experienced significant and rapid growth in revenues and profits since the inception of its business in 1990. There can be no assurance that the Company's business will continue to grow in a similar fashion in the future or that the Company can effectively adapt its management, administrative and operational systems to respond to any future growth. Further, there can be no assurance that the Company's operating margins will not be adversely affected by future changes in and expansion of the Company's business or by changes in economic conditions.

   In early 1996, the Company commenced regional and dedicated services operations from facilities located near Houston and in Indianapolis. These initiatives represent the first established operations of the Company in markets outside of its primary regional operations in the western United States. The Company's senior management team has not had extensive experience operating a truckload carrier in either of the Company's new markets, and the Company may encounter operating conditions in these new markets that differ substantially from those previously experienced in its western United States markets. There can be no assurance that the Company's regional operating strategy as employed in the western United States can be duplicated successfully or that it will not take longer than expected or require a more substantial financial commitment than anticipated in order for the Company to generate positive operating results in these new markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business --Marketing and Customers."

CAPITAL REQUIREMENTS

   The trucking industry is capital intensive. The Company has depended on debt financing and the proceeds of its initial public offering in 1994 to obtain new revenue equipment, to expand the size of its fleet and to maintain modern revenue equipment. If the Company were unable in the future to enter into acceptable financing arrangements, raise additional equity, or borrow sufficient funds, it would be forced to limit its growth and operate its revenue equipment for longer periods, which would likely adversely affect the Company's operating results. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ACQUISITION OF REVENUE EQUIPMENT

   The Company's strategy for continued growth is dependent on the acquisition and deployment of additional revenue equipment, and the expansion and development of operations beyond the western region of the United States. The Company has recently established operations near Houston to provide dedicated services to one of its larger customers and to commence regional service in Texas and Louisiana. The Company has also recently initiated expansion of its operations by establishing operations in Indianapolis in order to access markets in the Midwest and on the East Coast. These operations will require the commitment of additional revenue equipment and personnel, as well as management resources, for future development. The Company currently has orders for the purchase of 37 tractors (net of trade-ins) and 264 trailers (net of trade-ins) during the 12-month period commencing April 1, 1996. There can be no assurance that the Company will be able to attract and retain enough qualified employee drivers or engage a sufficient number of independent contractors to meet its growth targets. Although Knight expects to take delivery of this revenue equipment during the course of this 12-month period, delays in the availability of equipment could occur due to a number of factors beyond the Company's control, including work stoppages at the equipment supplier and equipment and supply shortages. Any delay or interruption in the availability of equipment in the future could have a material adverse effect on the Company. Finally, the Company may be forced to curtail its plans for growth due to the occurrence of certain changes in economic conditions, particularly decreased demand for truckload carrier services. See "Business -- Business Strategy; Revenue Equipment and Maintenance."

DEPENDENCE ON CERTAIN CUSTOMERS

   For the year ended December 31, 1995, the Company's 25 largest customers represented 53.2% of operating revenue, its ten largest customers represented 32.1% of operating revenue and its five largest customers represented 19.4% of operating revenue. Most of the Company's truckload carriage contracts with customers are cancellable on 30 days notice. The loss of one or more large customers could have a material adverse effect on the Company's operating results. See "Business -- Marketing and Customers."

FUEL

   Fuel is one of the Company's largest operating expenses, and the Company has recently experienced sharp increases in its fuel costs. Increases in fuel taxes or fuel prices, to the extent not offset by freight rate increases, or any interruption in the supply of fuel, could have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Inflation" and "Business -- Fuel."

REGULATION

   Historically, the Interstate Commerce Commission ("ICC") and various state agencies regulated truckload carriers' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, the passage of certain federal legislation preempted state regulation of prices, rates, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation ("DOT"), but a lack of implementing regulations currently prevents the Company from assessing the full impact of this action. Generally, the trucking industry is subject to regulatory and legislative changes that can have a material effect on operations. The Company's motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. In the event the Company should fail to comply with applicable regulations, the Company could be subject to substantial fines or penalties and to civil or criminal liability. There is no assurance that compliance with regulations promulgated from time to time by the DOT, Environmental Protection Agency ("EPA") or other regulatory bodies exercising jurisdiction over the Company will not require the expenditure of substantial monies. Such expenditures, if they should occur, could adversely affect the Company's results of operations. See "Business -- Legal Proceedings."

   The Company's tractor and trailer fleets are registered in Oklahoma and Utah and operate primarily in the western United States, including California. The Company is presently being audited by the State of California's Department of Motor Vehicles. Although no assessment has yet been made, California is asserting that all the Company's trailers are subject to apportioned registration in California and that the Company owes California additional trailer registration fees in excess of those amounts previously paid. The
Company intends to vigorously contest the position taken by California. The Company believes that the outcome of the California audit will not have a materially adverse effect on the Company's financial position or results of operations. See "Business -- Legal Proceedings."

SELF-INSURED CLAIMS

   The Company is self-insured for personal injury and property damage up to a maximum limit of $100,000 per occurrence, for collision, comprehensive, and cargo liability up to a combined limit of $25,000 per occurrence, and, in states in which the Company elects to do so, workers' compensation up to $250,000 per occurrence. If the Company were to experience numerous claims in significant amounts for which it is self-insured, or if significant increases in insurance costs should occur which could not be offset by higher freight rates, the Company's results of operations could be adversely affected. See "Business -- Safety and Risk Management."

ENVIRONMENTAL HAZARDS

   The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials and hazardous wastes, discharge of stormwater and underground fuel storage tanks. The Company rarely engages in the transportation of hazardous substances and underground storage tanks are situated only on its recently acquired Indianapolis property. However, if the Company should be involved in a spill or other accident involving hazardous substances, or if any such substances were found on the Company's properties in violation of applicable environmental laws and regulations, the Company could be responsible for clean-up costs, property damage, fines or other penalties, any one of which could have a material adverse effect on the Company. See "Business
- -- Safety and Risk Management; Regulation; Properties"

SHARES ELIGIBLE FOR FUTURE SALE

   Sales of a substantial number of shares of the Common Stock or their availability for sale in the public market following this offering may have an adverse effect on prevailing market prices for the Common Stock. Following this offering, the 1,600,000 shares offered hereby will be freely tradeable unless acquired by affiliates of the Company. The Selling Shareholders, either in their individual capacities or through certain related trusts and limited liability companies established for the benefit of their respective families, will beneficially own 6,028,900 shares, or 60.9%, of the Company's outstanding Common Stock, after giving effect to this offering. The Selling Shareholders, along with the Company and its other officers and directors, have agreed with the Underwriters not to sell, offer or otherwise dispose of any of their shares for 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the 180 day period, all of such shares will be eligible for sale under, and subject to the limitations of, Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

LIMITS ON CHANGES IN CONTROL

   The Company's Articles of Incorporation and Bylaws contain certain provisions that could have the effect of making it more difficult for a party to acquire, or discouraging a party from attempting to acquire, control of the Company. The Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock from time to time in one or more designated series or classes. The Board of Directors, without the approval of the shareholders, is authorized to establish voting, dividend, redemption, conversion, liquidation and other provisions of a particular series or class of preferred stock. In addition, the Articles of Incorporation contain provisions requiring the approval of the holders of 67% or more of the Company's issued and outstanding voting stock, voting as a single class, to sell substantially all of the Company's assets or effect any plan of merger or consolidation pursuant to which shares of common stock of the Company are converted into the right to receive cash or other consideration. See "Description of Capital Stock."

                               USE OF PROCEEDS

The net proceeds to the Company from the sale of the 800,000 shares offered on behalf of the Company are estimated to be approximately $15.3 million after deduction of underwriting discounts and commissions and estimated offering expenses. It is expected that approximately $10.2 million of the net proceeds from the shares offered on behalf of the Company will be used to repay its current line of credit indebtedness incurred primarily to acquire revenue equipment, with the balance used to acquire additional revenue equipment and for general corporate purposes. The indebtedness to be repaid has a current interest rate equal to the London Interbank Offered Rate (LIBOR) plus .75% (having a weighted average rate of 5.9% as of March 31, 1996) and matures in July 1997. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.

                                CAPITALIZATION

   The following table sets forth the current portion of long-term debt and the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale of the 800,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $20.50 per share) and application of the estimated net proceeds to repay indebtedness as set forth in "Use of Proceeds."

                                                                         MARCH 31, 1996
                                                                    -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                    --------- -------------
                                                                         (IN THOUSANDS)
Current portion of long-term debt and line of credit balance(1) ....$ 6,003     $ 1,003
                                                                    ========= =============
Long-term debt, net of current portion(2) ..........................$   754     $   754
Shareholders' equity:
   Preferred stock, $0.01 par value; 50,000,000 shares authorized;
    none issued and outstanding ....................................    --          --
   Common stock, $0.01 par value; 100,000,000 shares
    authorized; 9,102,000 shares issued and outstanding;
    9,902,000 shares issued and outstanding, as adjusted(3)  .......     91          99
Additional paid-in capital .........................................  9,762      25,035
Retained earnings .................................................. 16,467      16,467
                                                                    --------- -------------
Total shareholders' equity ......................................... 26,320      41,601
                                                                    --------- -------------
Total capitalization ...............................................$27,074     $42,355
                                                                    ========= =============

- ----------
(1) As of June 12, 1996, borrowing under the Company's line of credit totaled $10.2 million.

(2) For information regarding the Company's long-term debt, see Note 4 of Notes to Consolidated Financial Statements.

(3) Excludes 648,000 and 75,000 shares reserved for issuance under the Company's Stock Option Plan and 401(k) Plan, respectively. See "Executive Compansation and Other Information -- 1994 Stock Option Plan; 401(k) Plan."

                               DIVIDEND POLICY

   The Company has never paid cash dividends on its Common Stock. Future payment of cash dividends will depend upon the financial condition, results of operations and capital requirements of the Company, as well as other factors deemed relevant by the Board of Directors. It is the current intention of the Company's Board of Directors to retain earnings to finance the growth of the Company's business, rather than to pay cash dividends.

                         PRICE RANGE OF COMMON STOCK

   Following the Company's initial public offering of Common Stock on October 25, 1994, the Company's Common Stock has been traded on the Nasdaq National Market under the symbol "KNGT." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock, as reported by Nasdaq:


                                                       HIGH             LOW
                                                       ----             ---

1994
- ----
Fourth Quarter (from October 25)...................... $15.75         $12.00

1995
- ----
First Quarter ........................................ $16.13         $11.44
Second Quarter ....................................... $13.75         $11.63
Third Quarter ........................................ $16.88         $13.50
Fourth Quarter ....................................... $15.63         $13.00

1996
- ----
First Quarter ........................................ $16.25         $13.13
Second Quarter (through June 12)...................... $20.50         $15.00

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table sets forth certain financial and operating data of the Company. The selected historical financial data of the Company are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations " and the Consolidated
Financial  Statements and Notes thereto  included  elsewhere in this Prospectus.
The statements of income data set forth below as of December 31, 1991, 1992 and 1993 and the balance sheet data for the two years ended December 31, 1991 and 1992 have been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants, and are not included herein. The balance sheet data set forth below as of December 31, 1994 and 1995 and the statements of income data for the three years ended December 31, 1993, 1994 and 1995 have been derived from the Company's
Consolidated  Financial  Statements  which have been audited by Arthur  Andersen
LLP, independent public accountants, and are included elsewhere in this Prospectus. The interim data as of March 31, 1995 and March 31, 1996 and for the quarters then ended have been derived from unaudited financial statements. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations of the Company for these periods. The results of operations for the first quarter ended March 31, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996. See "Experts."

                                                                                         THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                     MARCH 31,
                                   --------------------------------------------------- ---------------------
                                      1991       1992       1993      1994      1995      1995       1996
                                   ---------- ---------- --------- --------- --------- ---------- ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENTS OF INCOME DATA:
Operating revenue .................$13,445    $19,579    $26,381   $37,543   $56,170   $11,908    $16,581
Income from operations ............  2,287      3,366      5,126     8,112    10,601     2,362      2,835
Net interest expense and other  ...   (786)      (847)      (844)     (734)     (195)      (44)       (97)
Income before income taxes ........  1,501      2,519      4,282     7,378    10,406     2,318      2,738
Net income ........................    861      1,399      2,447     4,094     5,806     1,286      1,588
Net income per share ..............    .11        .17        .30       .49       .64       .14        .17
Weighted average outstanding
  shares ..........................  8,200      8,200      8,200     8,375     9,141     9,142      9,151
OPERATING DATA:
Operating ratio(1) ................   83.0%      82.8%      80.6%     78.4%     81.1%     80.2%      82.9%
Average revenue per mile ..........$  1.20    $  1.17    $  1.22   $  1.29   $  1.26   $  1.29    $  1.24
Average length of haul (miles)  ...    448        464        472       482       494       488        483
Empty mile factor .................   12.8%      14.3%      11.8%     10.1%     10.3%     10.0%      10.4%
Tractors operated at end of
  period:
  Company .........................    110        147        199       262       310       285        360
  Independent contractors .........     --         --         --        30       115        55        131
                                   ---------- ---------- --------- --------- --------- ---------- ----------
Total tractors ....................    110        147        199       292       425       340        491
Trailers operated at end of period     260        323        489       639     1,044       664      1,264
BALANCE SHEET DATA
(AT END OF PERIOD):
Working capital (deficit)(2)  .....$(1,000)   $(1,327)   $  (787)  $ 1,761   $  (293)  $(1,247)   $(5,807)
Total assets ...................... 12,862     18,724     24,651    32,588    43,099    35,325     52,791
Long-term debt, net of current
  portion .........................  7,151      7,334      9,208     2,117       981     1,847        754
Shareholders' equity ..............  1,334      2,733      5,179    18,903    24,732    20,189     26,320

- ----------
(1) Operating expenses as a percentage of operating revenue.

(2) Includes approximately $6,003 of the current portion of the Company's long term debt and line of credit balance at March 31, 1996.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

   Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business", as well as those discussed in this section and elsewhere in this Prospectus.

GENERAL

   The following discussion analyzes the Company's financial condition and results of operations for the three month periods ended March 31, 1995 and 1996, and for the three-year period ended December 31, 1995, and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus. Knight was incorporated in 1989 and commenced operations in July 1990. For the five year period ended December 31, 1995, the Company's operating revenue grew at a 43.0% compounded annual rate, while net income increased at a 61.2% compounded annual rate.


   In 1994, the Company initiated an independent contractor program. As of March 31, 1996, the Company had retained 129 independent contractors, who provided the Company with 131 tractors. As a result of the increase in the use of independent contractors, the Company has experienced a decrease in salaries, wages and benefits, fuel and maintenance, and other expenses as a percentage of operating revenues and a corresponding increase in purchased transportation as a percentage of operating revenues. Purchased transportation represents the amount an independent contractor is paid to haul freight for the Company on a mutually agreed to per-mile basis. The Company's decision to focus fleet expansion on independent contractors was based on such factors as the Company's reduced capital requirements since the independent contractors provide their own tractors, the lower turnover rate that the Company has experienced with independent contractors, and the Company's success in attracting qualified independent contractors.


RESULTS OF OPERATIONS

   The following table sets forth the percentage relationships of expense items to operating revenue for the periods indicated:


                                                               THREE MONTHS
                                                                   ENDED
                                   YEARS ENDED DECEMBER 31,      MARCH 31,
                                 -------------------------- -----------------
                                    1993     1994     1995     1995     1996
                                 -------- -------- -------- -------- --------

Operating revenue ...............100.0%   100.0%   100.0%   100.0%   100.0%
Operating expenses:
Salaries, wages and benefits  ... 35.9     33.8     29.1     31.3     28.5
Fuel ............................ 14.3     12.7     10.9     11.3     10.4
Operations and maintenance  .....  5.8      6.2      6.6      7.3      5.0
Insurance and claims ............  4.9      4.9      3.7      4.8      3.7
Operating taxes and licenses  ...  4.2      4.9      3.8      4.0      3.6
Communications ..................   .5       .5       .5       .5       .8
Depreciation and amortization  .. 11.6     10.9      9.7     10.1     10.0
Purchased transportation ........  --       1.8     14.0      8.8     18.5
Miscellaneous operating expenses   3.4      2.7      2.8      2.1      2.4
                                 -------- -------- -------- -------- --------
Total operating expenses ........ 80.6     78.4     81.1     80.2     82.9
                                 -------- -------- -------- -------- --------
Income from operations .......... 19.4     21.6     18.9     19.8     17.1
Net interest expense ............  3.2      2.0       .4       .4       .6
                                 -------- -------- -------- -------- --------
Income before income taxes  ..... 16.2     19.6     18.5     19.4     16.5
Income taxes ....................  6.9      8.7      8.2      8.7      6.9
                                 -------- -------- -------- -------- --------
Net income ......................  9.3%    10.9%    10.3%    10.7%     9.6%
                                 ======== ======== ======== ======== ========


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

   Operating revenue for the three months ended March 31, 1996 increased by 39.2% to $16.6 million from $11.9 million over the same period in 1995. The increase in operating revenue resulted from expansion of the Company's customer base and increased volume from existing customers, and was facilitated by the continued expansion of the Company's fleet, including an increase in the Company's independent contractor fleet. The Company's fleet increased by 44.4% to 491 tractors (including 131 owned by independent contractors) as of March 31, 1996 from 340 tractors (including 55 owned by independent contractors) as of March 31, 1995. Average Revenue per mile declined to $1.24 per mile for the three months ended March 31, 1996 from $1.29 per mile for the same period in 1995 and equipment utilization declined to an average of 29,815 miles per tractor for the three months ended March 31, 1996 from an average of 30,534 miles per tractor for the same period in 1995 due to weakness in the domestic freight market. These decreases were offset by revenue increases resulting from the growth of the Company's independent contractor program combined with additional revenues generated by the Company's expansion of its operations with the commencement of dedicated service and regional operations near Houston in early 1996.

   Salaries, wages and benefits decreased as a percentage of operating revenue to 28.5% for the three months ended March 31, 1996 from 31.3% for the same period in 1995 primarily as a result of the increase in the ratio of independent contractors to Company drivers. The Company records accruals for workers' compensation insurance as a component of its claims accrual, and the related expense is reflected in salaries, wages and benefits expense in its consolidated statements of income.

   Fuel expense decreased as a percentage of operating revenue to 10.4% for the three months ended March 31, 1996 from 11.3% for the same period in 1995. Although fuel costs increased slightly, the overall decrease resulted from the growth of the Company's independent contractor program. Independent contractors are required to pay their own fuel costs. Increases in fuel costs, which began in the latter part of the first quarter of 1996, may increase the Company's operating expenses in subsequent quarters to the extent such increases cannot be passed through to customers.

   Operations and maintenance expense decreased as a percentage of operating revenue to 5.0% for the three months ended March 31, 1996 from 7.3% for the corresponding period in 1995. This change resulted from a substantial decline in trailer lease costs incurred due to an increase in Company owned trailers during the period and the continued growth in the Company's independent contractor program.

   Insurance and claims expense decreased as a percentage of operating revenue to 3.7% for the three months ended March 31, 1996 from 4.8% for the same period in 1995. This decrease was due to a reduction in insurance premium costs and an overall relative lower level of new claims reserves.

   Operating taxes and licenses decreased as a percentage of revenue to 3.6% for the three months ended March 31, 1996 from 4.0% for the same period in 1995.
This decrease resulted primarily from growth in the independent contractor program. Independent contractors are required to pay their own mileage taxes.

   For the three month period ended March 31, 1996, depreciation and amortization expense decreased slightly as a percentage of operating revenue to 10.0% from 10.1% for the corresponding period in 1995. This decrease resulted from the continued growth of the Company's independent contractor program. Although depreciation and amortization expense decreased as a percentage of operating revenue, depreciation expense increased due to the Company's expansion of its trailer fleet during the period.

   Purchased transportation increased as a percentage of operating revenue to 18.5% for the three months ended March 31, 1996 from 8.8% for the same period in 1995. This increase was due to the growth of the Company's independent contractor program from 55 tractors as of March 31, 1995 to 131 as of March 31, 1996.

   Communications and miscellaneous operating expenses as a percentage of revenues for the three months ended March 31, 1996 was slightly higher than the same period in 1995.

   The Company's operating ratio (operating expenses as a percentage of operating revenue) for the three months ended March 31, 1996 increased to 82.9% from 80.2% for the same period in 1995. Management believes the increase in the operating ratio was mainly due to the competitive marketplace resulting in a lower revenue per mile and lower tractor utilization.

   For the three month period ended March 31, 1996, net interest expense as a percentage of revenue was slightly higher than the same period in 1995, resulting from increased borrowings to finance the purchase of additional revenue equipment.

   Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement and income tax reporting.

   As a result of the preceding changes, the Company's net income as a percentage of operating revenue was 9.6% for the three month period ended March 31, 1996 compared to 10.7% for the same period in 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

   Operating revenue increased by 49.6% to $56.2 million in 1995 from $37.5 million in 1994. This increase resulted from expansion of the Company's customer base and increased volume from existing customers and was facilitated by a substantial increase in the Company's tractor and trailer fleet, including an increase in the Company's independent contractor fleet, during 1995 compared to 1994. The Company's fleet increased by 45.5% to 425 tractors (including 115 owned by independent contractors) as of December 31, 1995, from 292 tractors (including 30 owned by independent contractors) as of December 31, 1994. Average Revenue per mile declined to $1.26 per mile for the year ended December 31, 1995 from $1.29 per mile for the same period in 1994 and equipment utilization declined to an average of 120,714 miles per tractor in 1995 from an average of 128,994 miles per tractor in 1994 due to weakness in the domestic freight market.

   Salaries, wages and benefits expense decreased as a percentage of operating revenue to 29.1% for 1995 from 33.8% for 1994 as a result of the increase in the ratio of independent contractors to Company drivers. The Company records accruals for workers' compensation as a component of its claims accrual, and the related expense is reflected in salaries, wages and benefits expense in its consolidated statements of income.

   Fuel expense decreased as a percentage of operating revenue to 10.9% for 1995 from 12.7% in 1994. Though fuel costs per mile in 1995 remained consistent with 1994 fuel costs per mile, the decrease was due to the growth of the Company's independent contractor program. Independent contractors are required to pay their own fuel costs.

   Operations and maintenance expense increased slightly as a percentage of operating revenue to 6.6% for 1995 from 6.2% in 1994. This change resulted from the Company's need to lease trailers on a short term basis to ensure an adequate trailer pool. The Company's need for additional trailers resulted from the rapid growth of its independent contractor program.

   Insurance and claims expense decreased as a percentage of operating revenue to 3.7% for the year ended December 31, 1995 from 4.9% for the same period in 1994. This decrease was due to a reduction in insurance premium costs and a lower than expected level of actual claims costs during the period. The claims accrual represents accruals for the estimated uninsured portion of pending claims, including the potential for adverse development of known claims and incurred but not reported claims.

   Operating taxes and license expense decreased as a percentage of operating revenue to 3.8% in 1995 from 4.9% in 1994. This decrease resulted primarily from growth in the independent contractor program. Independent contractors are required to pay their own mileage taxes.

   Depreciation and amortization expense declined as a percentage of operating revenue to 9.7% for 1995 from 10.9% for 1994. This change resulted from the continued growth of the Company's independent contractor program and the Company's increased use of leased trailers.

   Purchased transportation expense increased to 14.0% in 1995 from 1.8% in 1994 due to an increase in the Company's use of independent contractor tractors from 30 as of December 31, 1994 to 115 as of December 31, 1995.

   Communications and miscellaneous operating expenses remained steady, with no significant change taking place in 1995.

   The Company's operating ratio (operating expenses as a percentage of operating revenue) for 1995 was 81.1% as compared to 78.4% for 1994. Management believes the increase in the operating ratio was due mainly to the competitive marketplace resulting in a lower revenue per mile and lower tractor utilization.

   Net interest expense declined as a percentage of operating revenue to 0.4% for 1995 from 2.0% for 1994. This change resulted from a decrease in the Company's debt. The decrease also reflects the full year effect of the application of the proceeds from the Company's initial public offering to reduce the Company's debt.

   Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences in income for tax purposes, primarily resulting from the non-deductible portion of reimbursements to drivers for meals and other expenses.

   As a result of the preceding changes, the Company's net income as a percentage of operating revenue was 10.3% in 1995 as compared to 10.9% in 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

   Operating revenue increased by 42.3% to $37.5 million in 1994 from $26.4 million in 1993. This increase resulted from expansion of the Company's customer base and increased volume from existing customers. The increase was facilitated by a substantial increase in the Company's tractor and trailer fleet during 1994 compared to 1993. Operating revenue during 1994 was enhanced by improved tractor utilization resulting from a reduction of the Company's empty mile factor to 10.1% from 11.8%. This improvement contributed to an increase in average revenue per mile to $1.29 in 1994 from $1.22 in 1993.

   Salaries, wages and benefits expense decreased as a percentage of operating revenue to 33.8% for 1994 from 35.9% for 1993 as a result of increased driver productivity, relatively fixed general and administrative salary costs per mile, higher revenue per mile, and the initiation and growth of the Company's independent contractor program.

   Fuel expense decreased as a percentage of operating revenue to 12.7% for 1994 from 14.3% in 1993 due to the addition of newer, more fuel efficient tractors and the initiation and growth of the Company's independent contractor program.

   Operations and maintenance expense increased slightly as a percentage of operating revenue to 6.2% for 1994 from 5.8% in 1993. This change resulted from additional maintenance costs associated with an increase in the average age of the Company's trailer fleet.

   Insurance and claims expense remained approximately 4.9% of operating revenue for 1994 and 1993. During this period, the Company experienced relatively stable insurance costs and claims expense.

   Operating taxes and license expense increased as a percentage of operating revenue to 4.9% in 1994 from 4.2% in 1993. This increase was due to more miles operated in higher tax rate states.

   Depreciation and amortization expense declined as a percentage of operating revenue to 10.9% for 1994 from 11.6% for 1993. The change resulted from an increase in the Company's revenue per mile and the initiation and development of the Company's independent contractor program.

   Purchased transportation expense increased from zero in 1993 to 1.8% in 1994 due to the implementation of the Company's independent contractor program in 1994.

   Miscellaneous operating expenses (primarily administrative costs) decreased as a percentage of operating revenue to 2.7% in 1994 from 3.4% in 1993. This change resulted from effective cost containment programs and an increase in revenue per mile.

   As a result of the changes described above, the Company's operating ratio for 1994 improved to 78.4% from 80.6% for 1993.

   Net interest expense declined as a percentage of operating revenue to 2.0% for 1994 from 3.2% for 1993, despite the Company's increased capital requirements, as a result of a decline in effective interest rates and the application of the proceeds from the Company's initial public offering to reduce the Company's debt.

   Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences in income for tax purposes, primarily resulting from the non-deductible portion of reimbursements to drivers for meals and other expenses.

   As a result of the preceding changes, the Company's net income as a percentage of operating revenue increased to 10.9% in 1994 from 9.3% in 1993.

LIQUIDITY AND CAPITAL RESOURCES


   The growth of the Company's business has required a significant investment in new revenue equipment. The Company's primary sources of liquidity have been funds provided by operations, its initial public offering in 1994, term borrowings to finance equipment purchases, and the Company's line of credit. Net cash provided by operating activities totaled approximately $3.5 million and $1.2 million for the first three months of 1996 and 1995, respectively, and $10.7 million, $10.1 million and $5.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

   Capital expenditures for the purchase of revenue equipment, office equipment and leasehold improvements totaled $9.0 million and $3.0 million for the first three months of 1996 and 1995, respectively, and $13.4 million, $8.2 million and $9.5 million for the years ended December 31, 1995, 1994 and 1993, respectively. The Company anticipates that capital expenditures for the acquisition of revenue equipment to expand the Company's fleet, net of trade-ins, will be approximately $8.0 million for the last nine months of 1996.

   Net cash used in financing activities and net direct equipment financing was $300,000 for the first three months of 1996 and 1995 and $700,000 and $800,000 for the years ended December 31, 1995 and 1994, respectively. These amounts remain relatively low due to the Company's ability to finance the majority of its revenue equipment purchases from operations and, in 1994, the Company's application of the net proceeds of its initial public offering to repay certain indebtedness. Net cash provided by financing activities and net direct equipment financing was $2.5 million for the year ended December 31, 1993. The Company's financing activities were primarily the result of increasing debt, net of repayments, and reductions from trade-ins to finance the growth of the Company's tractor and trailer fleet.

   The Company has a $15 million line of credit from its lender and uses that line to finance the acquisition of revenue equipment and other corporate purposes to the extent the cost of such acquisitions are not provided by funds from operations. Under the Company's line of credit, the Company is obligated to comply with certain financial covenants. The rate of interest on borrowings against the line of credit will vary depending upon the interest rate election made by the Company, based on either the London Interbank Offered Rate (LIBOR), the prime rate, or the lender's certificate of deposit rate. At March 31, 1996 and June 12, 1996, the Company had borrowings under the revolving line of credit totaling $5.0 million and $10.2 million, respectively. As of March 31, 1996, the Company was in technical default of certain financial covenants under one of its credit facilities. The lender has waived those defaults.

   Management believes that the net proceeds of this offering, together with cash flow from operating activities and available borrowings, will be sufficient to meet the Company's capital needs through the next 18 months. The Company will continue to have significant capital requirements over the long term, which may require the Company to incur debt or seek additional equity capital in the future. The availability of this capital will depend upon prevailing market conditions, the market price of the Common Stock and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.

SEASONALITY


   To date, the Company's revenue has not shown any significant seasonal pattern. Because the Company has operated primarily in Arizona, California and the western United States, winter weather generally has not adversely affected the Company's business. Expansion of the Company's operations into Texas and Louisiana, as well as in the Midwest and on the East Coast, could expose the Company to greater operating variances due to seasonal weather conditions.

INFLATION


   Many of the Company's operating expenses, including fuel costs and fuel taxes, are sensitive to the effects of inflation, which could result in higher operating costs. The effects of inflation on the Company's business during the first three months of 1996 and the years ended December 31, 1995, 1994 and 1993 generally were not significant. See "Business -- Fuel."

                              INDUSTRY OVERVIEW


   The Company operates in the non-local segment of the trucking industry, which segment had estimated revenues of $330 billion in 1995. The trucking industry can be further segmented into an estimated $55 billion for-hire truckload segment and an estimated $110 billion private fleet segment, in which companies transport goods for their own account. Truckload carriers typically transport full trailer loads directly from origin to destination without en route handling.

   The truckload industry is highly fragmented, with the ten largest for-hire truckload carriers accounting for less than 18% of total for-hire truckload revenues in 1995. A variety of niches have developed within the truckload industry based upon equipment type, length of haul, geographic region and service criteria. The truckload transportation industry currently is undergoing changes that affect both shippers and carriers. An increasing number of shippers are focusing their capital resources on their primary businesses and are outsourcing their transportation requirements to independent carriers. Furthermore, many shippers are seeking to reduce the time and cost of bringing finished products to the market quickly through the use of just-in-time inventory management and regional assembly/distribution methods, all of which make on-time pickup and delivery requirements more important to shippers. Shippers also are seeking to reduce the number of authorized carriers they use and to establish service-based, long-term relationships with a small group of preferred or "core carriers." This helps to ensure higher quality and more consistent service for the shipper, while providing the carrier the opportunity for higher equipment utilization and more predictable revenue streams. In this environment, shippers selectively choose carriers that are financially stable and, based on measurable attributes, can meet their distribution and service requirements. For example, carriers must deliver shipments on a timely basis and possess reliable, quality equipment and offer specialized services to customers. This trend toward the use of "core carriers" offers significant growth opportunities for carriers that possess financial stability and critical mass to support high equipment utilization, a commitment to quality service and technological capabilities. Carriers that do not possess these capabilities or that are less efficient have begun to exit the truckload industry through liquidation or from continued industry consolidation. The Company believes that this consolidation trend in the industry will continue and that the trend toward consolidation will provide growth opportunities for efficient, well run carriers.

   Many carriers have focused on regional growth strategies, as over 66% of the truckload market is in shorter length (less than 500 miles) markets. A regional focus provides a carrier the opportunity to haul loads from origin to destination, without any need for intermediate sorting, and increases the opportunities for providing higher service levels to customers. Furthermore, a shortage of qualified drivers continues to constrain the truckload market, and truckload carriers are constantly seeking methods, such as increased driver compensation and other techniques, to attract and retain drivers. Carriers with a regional focus participating in the short to medium-haul market generally have had more success in attracting and retaining drivers because drivers may return home with more regularity.

                                   BUSINESS

   Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed in this section and elsewhere in this Prospectus.

OVERVIEW

   Knight is a short to medium-haul, dry van truckload carrier providing regional service primarily in the western United States. The Company transports general commodities, including consumer goods, packaged foodstuffs, paper products, beverage containers, and imported and exported commodities. The Company has recently established operations near Houston to provide dedicated services to one of its larger customers and to commence regional service in Texas and Louisiana. The Company has also initiated operations in Indianapolis from which it will provide regional and dedicated service in the Midwest and on the East Coast.

   The Company's operating strategy is to achieve significant but controlled growth by providing high quality services to service-sensitive customers, with the goal of obtaining sustained, predictable business that will allow the Company to achieve a high level of equipment utilization and other operating efficiencies. Knight commenced operations in July 1990, when Kevin, Gary and Keith Knight joined Randy Knight to establish a new short to medium-haul truckload carrier. The Knights average more than 20 years of experience in the truckload industry. The Company's goal is to attain growth and profitability through intensive management and the creation of simplified, cost effective operations.

   During the five year period ended December 31, 1995, management led the Company to a 43.0% compounded annual increase in operating revenue and a 61.2% compounded annual increase in net income. The Company intends to continue to develop its business by servicing existing and new customers in its core markets in the western United States, while expanding its operations and providing regional and dedicated service in Texas and Lousiana as well as in the Midwest and on the East Coast.

BUSINESS STRATEGY

   Knight's business strategy focuses on four key elements: growth, regional operations, service and operating efficiencies.

   o Growth. Knight's objective is to achieve significant growth through the controlled expansion of high quality service to existing customers and the development of new customers in its expanded market areas. The Company has achieved substantial revenue growth in the western United States, with a particular emphasis on the Arizona and California markets. The Company has developed an independent contractor program in order to increase its tractor fleet, while minimizing capital investment by the Company, and provide additional service to customers. The Company believes that there are significant opportunities to continue to increase its business in the short to medium-haul market by pursuing existing strategies and expanding its dedicated services.


   o Regional Operations. As part of its regional operations focus, in early 1996, the Company established operations near Houston to meet the needs of one of its larger customers and to commence regional service in Texas and Louisiana. During the same period, the Company also initiated operations in Indianapolis in order to expand the Company's customer base in the short to medium-haul market and provide regional and dedicated service to customers in the Midwest and on the East Coast.


   o Service. Knight's operating strategy is to provide a high level of service to customers, establishing the Company as a preferred or "core carrier" for shippers who have time sensitive, high volume or high weight requirements. The Company's services include multiple pick-ups and deliveries, dedicated equipment and personnel, pick-ups and deliveries within narrow time frames, specialized training of drivers, and other services tailored to customers' needs. The Company has developed an independent contractor program to increase the size of its revenue equipment fleet and, thus, provide better service to customers. The Company has adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. The Company uses lightweight tractors and high cube trailers capable of handling both high volume and high weight shipments.

   o Operating Efficiencies. The Company employs a number of strategies that it believes are instrumental to its efforts to achieve and maintain operating efficiencies. Knight seeks to maintain a simplified operation that focuses on operating dry vans in particular geographical and shipping markets. This approach allows the Company to concentrate its marketing efforts to achieve higher penetration of its targeted service areas. The Company seeks operating economies by purchasing a generally uniform and compatible fleet of tractors and trailers that facilitates Knight's ability to serve a broad range of customer needs and thereby maximizes equipment utilization and efficiencies in equipment maintenance and positioning. Knight intends to maintain its new and efficient equipment fleet by following a regimen of tractor replacement on a three year cycle and trailer replacement on a five to seven year cycle.

CUSTOMER SERVICE

   Knight believes that its principal competitive strength is its ability to provide consistent, timely, flexible and cost effective service to shippers. The Company's strategy is to develop and service specified traffic lanes for customers who ship on a consistent basis, thereby providing a predictable traffic flow and ensuring high equipment utilization. The short to medium-haul segment of the truckload carrier market demands timely pickup and delivery and, in some cases, response on short notice of equipment availability. Although price is a primary concern to all shippers, the Company seeks to obtain a competitive advantage by providing high quality service. Knight's services include multiple pickups and deliveries, dedicated equipment and personnel, on-time pickup and delivery within narrow time frames, specialized driver training and other services tailored to customers' needs. To be responsive to customers' and drivers' needs, the Company often assigns particular drivers and equipment to prescribed routes, providing better service to customers, while obtaining higher equipment utilization.

   Knight targets a trailer/tractor ratio of 2.7 to 1. Management believes this ratio promotes efficiency and allows it to serve a large variety of customers' needs, without significantly changing or modifying equipment. The Company operates a uniform fleet of 53 foot long, 102 inch wide, high cube trailers, including 45 refrigerated trailers in its dedicated fleet as of June 1, 1996. The efficiency and flexibility provided by its fleet configurations permit the Company to handle both high volume and high weight shipments. Knight's fleet configuration also allows the Company to move freight on a "drop-and-hook" basis, increasing asset utilization and providing better service to customers.

DRIVERS AND OTHER EMPLOYEES

   The recruitment, training and retention of qualified drivers is essential to support the Company's continued growth and to meet the service requirements of the Company's customers. Drivers are selected in accordance with specific Company quality guidelines relating primarily to safety history, driving experience, road test evaluations and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. Once selected, the Company's drivers are referred to as "driving associates" to emphasize the driver's important role within the Company. Drivers are trained in all phases of the Company's policies and procedures, including customer service requirements, general operations, fuel conservation and equipment maintenance, operation and safety.

   The Company seeks to maintain a qualified driver force by providing attractive and comfortable equipment, direct communication with senior management, competitive wages and benefits and other incentives designed to encourage driver retention and long-term employment. Many drivers are assigned to dedicated or semi-dedicated fleet operations, thereby enhancing job predictability. Drivers are recognized for providing superior service and developing good safety records and must successfully complete driver reviews administered by the Company's human resources department.

   Knight's drivers are compensated on the basis of miles driven and length of haul. Drivers also are compensated for additional flexible services provided to the Company's customers. Drivers participate in Knight's 401(k) program and in Company-sponsored health, life and dental plans. The Company has also adopted a stock option program in which drivers who meet certain criteria are eligible to participate. See "Executive Compensation and Other Information--1994 Stock Option Plan; 401(k) Plan."

   As of March 31, 1996, Knight employed 522 persons; of these 399 were drivers, 30 were in maintenance, 11 were in sales and marketing, and 82 were in administration and management. The Company also had contracted with 129 independent contractors as of March 31, 1996 to provide tractors. None of the Company's employees is represented by a labor union.

INDEPENDENT CONTRACTOR PROGRAM

   The Company initiated and began to develop an independent contractor program during 1994. Because independent contractors provide their own tractors, the independent contractor program provides the Company an alternative method of obtaining additional revenue equipment. The Company intends to continue to increase its use of independent contractors. As of March 31, 1996, the Company had 129 independent contractors who owned and operated 131 tractors. Each independent contractor enters into a contract with the Company pursuant to which it is required to furnish a tractor and a driver exclusively to transport, load and unload goods carried by the Company. Independent contractors are paid a fixed level of compensation based on total trip-loaded and empty miles. Independent contractors are obligated to maintain their own equipment and pay for their own fuel. The Company provides trailers for each independent contractor. The Company also provides maintenance services for its independent contractor tractors for a charge.

MARKETING AND CUSTOMERS

   Knight  provides   carrier   service  to   manufacturers,   retailers,   food
distributors, agricultural producers, and other uses of dry van service. Knight's location in Phoenix allows it to serve the western United States. The Company's operations near Houston allow it to serve the Texas and Louisiana region. Similarly, Knight's operations in Indianapolis allow it to serve markets in the Midwest and on the East Coast. From these same locations, Knight is able to meet particular customer needs by providing dedicated services. The Company's standard dedicated fleet services involve management of a significant part of a customer's transportation operations. Under a dedicated carriage service agreement, the Company provides drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the in-house transportation department. The Company's primary arrangements for dedicated services in Houston obligate the Company to provide a portion of its customer's transportation needs from one of the customer's distribution centers. The Company provides these services through Company furnished revenue equipment and drivers.

   The Company's sales and marketing function is led by its senior management, who are assisted by other sales professionals. The Company's marketing team emphasizes the Company's high level of service and ability to accommodate a variety of customer needs. The Company's marketing efforts are designed to take advantage of the trend among shippers toward private fleet conversions, outsourcing transportation requirements, and the use of core carriers to meet shippers' needs.

   For the year ended December 31, 1995, the Company's 25 largest customers represented 53.2% of operating revenue. The Company believes that a substantial majority of the Company's 25 largest customers regard Knight as a preferred or "core" carrier. Most of the Company's truckload carriage contracts are cancellable on 30 days notice. The loss of one or more large customers could have a material adverse effect on the Company's operating results.

REVENUE EQUIPMENT AND MAINTENANCE

   A substantial majority of the Company's equipment fleet is standardized equipment manufactured to its specifications. The Company operates a standard fleet of 53 foot long, 102 inch wide, high cube trailers, and, in its dedicated fleet, approximately 45 refrigerated trailers. The Company believes that its equipment acquisition program allows it to meet the needs of a wide range of customers in the dry van truckload market while, at the same time, controlling costs relating to maintenance, driver training and operations. The Company considers a number of factors in deciding which equipment to purchase, including economy, price, technology, warranty terms, manufacturers' support, safety features, driver comfort and resale value. To reduce the Company's risk on trade or resale, the Company has negotiated conditional repurchase commitments with the manufacturers to allow the Company, at its option, to trade back tractors to the manufacturer at an agreed price, subject to certain conditions. To date, the Company has not elected to exercise its rights under these agreements because it has been able to negotiate more favorable trade-in terms. At March 31, 1996, the Company operated 360 Company-owned tractors with an average age of 1.4 years and 1,264 trailers with an average age of 2.1 years. The following table shows the number of units and age of revenue equipment operated by the Company at March 31, 1996:

 MODEL YEAR                          TRACTORS   TRAILERS
- ---------------------------------- ---------- ----------

1991                                     1          200
1992                                     1           60
1993                                    33          205
1994                                   104           50
1995                                   107          350
1996                                   114          399
Total Company-owned                    360        1,264
                                   ---------- ----------
Total independent contractor owned     131           --
                                   ---------- ----------
Total                                  491        1,264
                                   ========== ==========

   The Company seeks to minimize the operating costs of its tractors and trailers by maintaining a relatively new fleet featuring cost saving technologies. The Company's current policy is to replace most of its tractors within 36 months after the date of purchase. The Company's strategy for replacing its tractors is based on various factors, including the used equipment market, technological improvements, fuel efficiency and prevailing interest rates. The Company's current policy is to replace its trailer fleet over a five to seven year period. Actual replacement depends upon the condition of particular equipment, its resale value and other factors. The Company employs a strict preventive maintenance program designed to minimize equipment down time, facilitate customer service, and enhance trade value when equipment is replaced.

   The Company operates primarily Freightliner tractors, most of which are powered by electronically controlled diesel engines. These electronically controlled engines decrease fuel consumption and control speed. All tractors have air-ride suspension systems and other modern features designed to enhance performance and provide driver comfort. As of March 31, 1996, the Company had ordered 37 new tractors (net of trades), and 264 new trailers (net of trades) intended for use primarily by independent contractors, for delivery over the 12-month period beginning April 1, 1996.

OPERATIONS

   The Company's headquarters are located in Phoenix, where the administrative offices, truck terminal, and dispatching and maintenance services relating to Knight's Western region operations are located. In early 1996, the Company established regional operations in Indianapolis and near Houston. Each of the Company's regional operations includes dispatchers and other support personnel who are assigned a specific geographic area. Dispatchers work closely with sales and marketing personnel and drivers to enhance equipment utilization and serve as the contact, on a daily basis, with customers and shipping and receiving personnel.

   Knight uses an IBM AS/400 computer driven by Innovative Software and the Octel Voice Communication Systems to monitor pick-ups and deliveries, communicate with drivers and enhance overall control of Company operations. Each of the Company's regional operations centers is linked to the Company's Phoenix headquarters by the IBM AS/400 computer system. The Company provides electronic data interchange ("EDI") services to shippers requiring such service. The capabilities of these systems enhance the Company's operating efficiency by providing cost effective access to detailed information concerning equipment and shipment status and specific customer requirements, and also permit the Company to respond promptly and accurately to customer requests. The system also assists the Company in matching available equipment and loads.

SAFETY AND RISK MANAGEMENT

   The Company is committed to ensuring that it has safe drivers and independent contractors. The Company regularly communicates with drivers to promote safety and to instill safe work habits through Company media and safety review sessions. These programs reinforce the importance of driving safety, abiding by all laws and regulations regarding such matters as speed and driving hours, and performing equipment inspections. The Company conducts quarterly safety training meetings for its drivers and independent contractors. In addition, the Company has an innovative recognition program for driver safety performance.

   The Company's Safety Director reviews all accidents, takes appropriate action related to drivers, examines trends and implements changes in procedures or communications to address any safety issues. Management's emphasis on safety also is demonstrated through its equipment specifications and maintenance programs.

   The Company requires prospective drivers to meet higher qualification standards than those required by the DOT. The DOT requires the Company's drivers and independent contractors to obtain national commercial driver's licenses pursuant to regulations promulgated by the DOT. The DOT also requires that the Company implement a drug testing program in accordance with DOT regulations. The Company's program includes pre-employment, random, post-accident and post-injury drug testing.

   The primary claims arising in the Company's business consist of cargo loss and damage, workers' compensation, and auto liability (personal injury and property damage). The Company is self-insured for personal injury and property damage up to a maximum limit of $100,000 per occurrence, for collision, comprehensive and cargo liability up to a combined limit of $25,000 per occurrence, and, in states in which the Company elects to do so, for workers' compensation up to $250,000 per occurrence. The Company maintains insurance to cover liabilities in excess of these amounts. The Company's insurance policies provide for general liability coverage up to $2,000,000 per occurrence, automobile liability coverage up to $1,000,000 per occurrence, cargo insurance coverage up to $2,500,000 per occurrence and additional umbrella liability coverage up to $14,000,000. The Company also maintains primary and excess coverage for employee medical expenses and hospitalization, and damage to physical properties. The Company carefully monitors claims and participates actively in claims estimate and adjustment. The estimated costs of such self-insured claims, which include estimates for incurred but not reported claims, are accrued as liabilities on the Company's balance sheet.

REGULATION

   Historically, the Interstate Commerce Commission ("ICC") and various state agencies regulated truckload carriers' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, the passage of federal legislation preempted state regulation of prices, rates, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the Department of Transportation ("DOT"), but a lack of implementing regulations currently prevents the Company from assessing the full impact of this action. Generally, the trucking industry is subject to regulatory and legislative changes that can have a material effect on operations.

   Interstate motor carrier operations are subject to safety requirements prescribed by the DOT Such matters as weight and dimensions of equipment are also subject to federal and state regulation. In 1988, the DOT began requiring national commercial driver's licenses for interstate truck drivers.

   The Company's motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. The Company has initiated programs to comply with all applicable environmental regulations. As part of its safety and risk management program, the Company periodically performs an internal environmental review to assist the Company achieve environmental compliance and avoid environmental risk. The Company's Phoenix facility was designed, after consultation with environmental advisors, to contain and properly dispose of hazardous substances and petroleum products used in connection with the Company's business. The Company has rarely transported environmentally hazardous substances and, to date, has experienced no claims for hazardous substance shipments. In the event the Company should fail to comply with applicable regulations, the Company could be subject to substantial fines or penalties and to civil or criminal liability.

   The State of Arizona has enacted laws that provide for a water quality assurance revolving fund ("WQARF"). The purpose of these laws is to identify and remediate areas of groundwater contamination resulting from the release of hazardous substances. Once an area of contamination is identified, the Arizona Department of Environmental Quality ("ADEQ") designates the area as a WQARF Study Area in order to determine the extent of contamination and to identify potentially responsible parties. Responsible parties are liable for the cost of remediating contamination. In December 1987, ADEQ designated a 25 square mile area in West Phoenix, which includes the Company's Phoenix location, as a WQARF Study Area. To date, ADEQ has not identified the Company as a potentially responsible party or the Company's facility as a facility warranting further investigation with respect to the WQARF Study Area. The Company has been located at its present Phoenix facility since 1990. Neither the Company nor its predecessors have maintained underground petroleum storage tanks at the Company's Phoenix location. Prior to 1974, the property upon which the Company's Phoenix facilities are located was farm land.

   There are two underground storage tanks located on the Company's recently acquired Indianapolis property. The tanks are subject to regulation under both federal and state law and are currently being leased to and operated by an independent, third party fuel distributor. The Company assumed the lease as part of its purchase of the property. The lessee has agreed to carry environmental impairment liability insurance, naming the Company, as lessor, as an insured, covering the spillage, seepage or other loss of petroleum products, hazardous wastes, or similar materials onto the leased premises and has agreed to indemnify the Company, as lessor, against damage from such occurences. The Indianapolis property is located approximately 0.1 mile east of Reilly Tar and Chemical Corporation ("Reilly"), a federal superfund site listed on the National Priorities List. The Reilly site has known soil and groundwater contamination. There are also other sites in the general vicinity of the Company's Indianapolis property that have known contamination. Environmental reports obtained by the Company have disclosed no evidence that activities on the Company's Indianapolis property have caused or contributed to the area contamination.

   The Company is currently engaged in negotiations to purchase a 6.5 acre parcel of vacant land adjacent to its Indianapolis facility. The Company is still conducting due diligence concerning the environmental condition of this property.

   The Company believes it is currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations. See "-- Legal Proceedings" for additional information regarding certain regulatory matters.

FUEL

   In connection with its operations, the Company negotiates fuel discounts with truck stop operators and other fuel suppliers. The Company stores no fuel and has no underground storage tanks at its Phoenix and Houston facilities. However, a lessee of the Company conducts a fuel service business and stores fuel in underground storage tanks at Knight's recently acquired Indianapolis property. The Company has not used derivative products to hedge against increases in fuel costs and has no current plans to use any derivative products in the future. Increases in fuel costs, which began in the latter part of the first quarter of 1996, may increase the Company's operating expenses in subsequent quarters to the extent such increases cannot be passed through to customers. Although the Company usually seeks rate increases to offset fuel increases, excess capacity in the trucking industry may limit the Company's ability to maintain rate increases or pass through increases in fuel costs. Increases in fuel taxes or fuel prices could have a direct effect on the Company's operating results if increases cannot be passed on to customers. Similarly, any increases in fuel taxes or fuel prices could also adversely affect the profitability of independent contractors and the Company's cost of retaining such contractors, to the extent such increases could not be passed along to the Company's customers. See "Risk Factors -- Fuel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Inflation."

COMPETITION

   The Company competes primarily with other regional short to medium-haul truckload carriers, logistics providers, national carriers and other national equipment providers. Railroads and air freight also provide competition, but to a lesser degree. The Company believes that the principal competitive factors in its business are service, pricing and the availability and configuration of equipment that meets a variety of customers' needs. Recently, the trucking industry, including the short to medium-haul truckload market, has been affected by an availability of excess revenue equipment, which has negatively affected both equipment utilization and rates. The entire trucking industry is highly competitive and fragmented. Competition for the freight transported by the Company is based on freight rates, service and efficiency. A number of the Company's competitors have greater financial resources, own more equipment, and carry a larger volume of freight than the Company. The Company also competes
with  other  motor  carriers  for  the  services  of  drivers  and   independent
contractor.

PROPERTIES

   The Company's headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona, on approximately 43 acres. The Company owns approximately 35 of the 43 acres and leases the remaining eight acres from Randy Knight, an officer and director of the Company and one if its principal shareholders. The term of the Company's lease is for five years, with two options to extend for two additional five-year terms. Under the lease between the Company and Mr. Knight, the base rent is $4,828 per month for the initial three years of the lease and increases by 3% on the third anniversary of the commencement date, the first anniversary of each option term, and the third anniversary of the commencement of each option term. See "Certain Relationships and Related Transactions," below, for additional information.

   In early 1996, the Company purchased a three acre operations facility in Indianapolis. The facility includes a truck terminal, administrative offices, and dispatching and maintenance services and will serve as a base for expanding the Company's operations in the Midwest and on the East Coast. The Company is currently engaged in negotiations to purchase a 6.5 net acre parcel of vacant land adjacent to its Indianapolis facility in order to provide for future growth. The Company's operations near Houston are currently located on the premises of one of the Company's significant customers, for whom it provides dedicated services.

   The Company leases office facilities in California, Oklahoma and Utah, which it uses for fleet maintenance, record keeping and general operations. The Company also leases space in various locations for temporary trailer storage. Management believes that replacement space comparable to these facilities is readily obtainable, if necessary. As of March 31, 1996, the Company's aggregate monthly rental for all leased properties was approximately $15,000.

LEGAL PROCEEDINGS

   The Company is party to ordinary routine litigation incidental to its business primarily involving claims for personal injury or property damage incurred in the transportation of freight. The Company maintains insurance to cover liabilities in amounts in excess of self-insured retentions.

   In 1994, the Company received notice from the Equal Employment Opportunity Commission ("EEOC") of charges of race discrimination filed by two drivers seeking employment as dispatchers. The EEOC found reasonable cause to believe the Company had discriminated against the individuals and a class of similarly situated individuals based on race. The EEOC also determined that the Company had engaged in retaliatory conduct against a charging party. The Company has been notified by the EEOC that conciliation has failed with respect to the two charges, including the class charge, and the EEOC has filed suit against the Company alleging unlawful employment practices on the basis of race and unlawful retaliation. The EEOC is seeking damages on behalf of the individuals involved and a class of persons the Company is alleged to have failed to hire as dispatchers. The EEOC is also seeking injunctive relief against alleged unlawful employment practices, the institution of policies providing for equal employment, pecuniary relief for the affected class, including back pay, pre-judgment interest and compensation for past and future services, and punitive damages. It is the Company's policy to comply with all applicable laws relating to equal employment opportunity. The Company believes that the EEOC claims are without merit and that it has defenses to all claims. The Company intends to vigorously defend the claims.

   The Company's tractor and trailer fleets are registered in Oklahoma and Utah and operate primarily in the western United States, including California. The Company is presently being audited by the State of California's Department of Motor Vehicles, with respect to the 1994, 1995, and 1996 "mileage years". Although no assessment has yet been made, California is asserting that all the Company's trailers are subject to mileage based apportioned registration, and that the Company owes trailer registration fees in excess of those amounts previously paid. The Company intends to vigorously contest the position taken by California. To the extent the Company is unsuccessful in its efforts, it may be required to pay additional registration fees for the mileage years involved and penalties as well as increased registration fees (relative to payments paid with respect to prior periods) for future periods. The Company believes that the outcome of the California audit will not have a materially adverse effect on the Company's financial position or results of operations.

   Two of the Company's officers, Kevin P. Knight and Gary J. Knight, are engaged in arbitration proceedings with their former employer, Swift Transportation, Inc. ("Swift") with respect to claims by Swift for damages and injunctive relief in connection with disputes related to their departure in March 1990 from employment with Swift. The matter has been submitted to the Superior Court of the State of Arizona for definition of issues and referral for further arbitration proceedings. The Company is not a party to any of these proceedings and does not believe these proceedings will affect its business or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth information regarding the directors and executive officers of the Company.

                                                                       TERM AS
                                                                       DIRECTOR
       NAME         AGE                    POSITION                    EXPIRES
- ----------------- ----- -------------------------------------------- ----------
Randy Knight .....  47    Chairman of the Board, Director              1997
Kevin P. Knight  .  39    Chief Executive Officer, Director            1997
Gary J. Knight  ..  44    President, Director                          1997
Keith T. Knight  .  41    Executive Vice President, Director           1997
Clark A. Jenkins    38    Chief Financial Officer, Secretary, Director 1997
Keith L. Turley  .  72    Director                                     1997
Donald A. Bliss  .  63    Director                                     1997

   Randy Knight has served as the Company's Chairman of the Board since 1993 and has been an officer and director of the Company since its inception in 1989. From 1985 to the present, Mr. Knight has owned and operated Total Warehousing, Inc., a commercial warehousing and local transportation business located in Phoenix, Arizona. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President and shareholder.

   Kevin P. Knight has served as the Company's Chief Executive Officer since 1993, and has been an officer and director of the Company since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he was an Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary.

   Gary J. Knight has served as the Company's President since 1993, and has been an officer and director of the Company since 1990. From 1975 until 1990, Mr. Knight was employed by Swift, where he was an Executive Vice President.

   Keith T. Knight has served as the Company's Executive Vice President since 1993, and has been an officer and director of the Company since 1990. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and manager of the Los Angeles terminal.

   Clark A. Jenkins joined the Company in 1990 and has served as the Company's Secretary and Chief Financial Officer since 1991. From 1986 to 1990, Mr. Jenkins was employed by Swift as a Vice President of Finance. Prior to his employment with Swift, Mr. Jenkins was employed as an accounting manager by Flying J. Inc., a fully-integrated oil and gas company.

   Keith L. Turley has served as a director of the Company since November 1994. Mr. Turley has been retired since 1990. From 1985 to 1990, Mr. Turley was Chairman of the Board, President and Chief Executive Officer of Pinnacle West Capital Corporation, the parent company of Arizona Public Service, Arizona's largest privately owned public utility.

   Donald A. Bliss was elected to the Board of Directors of the Company in February 1995. Until December 1994, Mr. Bliss was Vice President and Chief Executive Officer of US West Communications, a U.S. West company. Mr. Bliss has also been a Director of Bank of America Arizona since 1988 and of Mutual of Omaha since 1989, and was a Director of US West Communications from 1987 to 1994.

   Randy Knight and Gary J. Knight are brothers and are cousins of Kevin P. Knight and Keith T. Knight, who are also brothers.

COMPENSATION OF DIRECTORS

   Directors who are not employees of the Company receive annual compensation of $5,000, plus a fee of $500 for attendance at each meeting of the Board of Directors, and a fee of $250 for committee meetings. Independent directors appointed to the Board of Directors also receive an automatic grant of a non-qualified stock option ("NSO") for a number of shares to be designated by the Board of not less than 2,500 nor more than 5,000 shares. The exercise price of an NSO is eighty-five percent (85%) of the fair market value of the Company's stock as of the date of grant. The Board of Directors has granted each of Keith
L. Turley and Donald A. Bliss an NSO for 2,500 shares of the Company's common stock at exercise prices of $12.54 and $13.18, respectively.

   COMPENSATION COMMITTEE. The Compensation Committee of the Board of Directors was created in November 1994, and is composed of Keith L. Turley and Donald A. Bliss. The Compensation Committee reviews all aspects of compensation of executive officers of the Company and makes recommendations on such matters to the full Board of Directors. The Compensation Committee is composed entirely of directors who are not officers, employees or ten percent or more shareholders of the Company.

   AUDIT COMMITTEE. The Audit Committee was created in November 1994, and is composed of Kevin P. Knight, Keith L. Turley, and Donald A. Bliss. The Audit Committee makes recommendations to the Board of Directors concerning the selection of independent public accountants, reviews the consolidated financial statements and internal controls of the Company, and considers such other matters in relation to the external audit and the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate and timely financial reporting. The Audit Committee also reviews proposals for major transactions. A majority of the members of the Audit Committee are independent directors.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

   The following table sets forth the cash compensation paid to each of the Company's five most highly paid officers for services in all capacities to the Company for the year ended December 31, 1995:

                          SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM COMPENSATION
                                                                          ----------------------------
                                               ANNUAL COMPENSATION            AWARDS        PAYOUTS
                                      ----------------------------------- ------------ ---------------
           NAME AND            FISCAL                        OTHER ANNUAL    OPTIONS/      ALL OTHER
      PRINCIPAL POSITION        YEAR     SALARY     BONUS    COMPENSATION      SARS     COMPENSATION(1)
- ---------------------------- -------- ---------- --------- -------------- ------------ ---------------
Randy Knight ................   1995  $253,000        --           --            --        $3,345
 Chairman                       1994   256,100        --           --            --         3,040
Kevin P. Knight .............   1995   253,000        --           --            --         1,905
 Chief Executive Officer        1994   276,100        --           --            --         1,640
Gary J. Knight ..............   1995   253,000        --           --            --         2,865
 President                      1994   256,100        --           --            --         2,500
Keith T. Knight .............   1995   253,000        --           --            --         2,225
 Executive Vice President       1994   256,100        --           --            --         1,900
Clark A. Jenkins ............   1995    82,524    $17,500          --            --           625
 Chief Financial Officer and
 Secretary                      1994    74,076     25,000          --         35,000(2)       500


- ----------
(1) In 1995 and 1994, compensation included in "All Other Compensation" for each of the named executive officers included Company contributions in the amounts of $625 and $500, respectively, to the Knight Transportation, Inc. 401(k) Plan and Trust Agreement. The balance of compensation included in "All Other Compensation" represents premiums paid for a $2,000,000 split dollar life insurance policy maintained for each of the Knights, which will be refunded to the Company upon termination of the policy.
(2) Options shown for Mr. Jenkins were granted concurrently with the Company's public offering in 1994. As of December 31, 1995, no additional options had been granted to any of the above persons since the grant shown above.


   The following table sets forth shares of the Company's Common Stock subject to exercisable stock options or acquired through the exercise of stock options as of December 31, 1995:

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                  AND OPTION VALUES AS OF DECEMBER 31, 1995

                                                                              VALUE OF UNEXERCISED
                        SHARES                  NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS AT
                       ACQUIRED              OPTIONS AT FISCAL YEAR END          FISCAL YEAR END
                          ON       VALUE   ----------------------------- -----------------------------
         NAME          EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -------------------- ---------- ---------- ------------- --------------- ------------- ---------------
CLARK A. JENKINS(1)      --         --         --             35,000            --          $61,250(2)

- ----------

(1) None of the other named executive officers (Randy Knight, Kevin P. Knight, Gary J. Knight, and Keith T. Knight) held any options during fiscal year 1995.

(2) Based on the $13.75 closing price of the Company's common stock on December 31, 1995. One-third of Mr. Jenkins' outstanding options are exercisable in October 1997, one third are exercisable in October 1998, and the remainder are exercisable on October 1999.

   The Company maintains an unfunded disability plan for Randy, Kevin, Gary and Keith Knight. The plan provides for salary continuation of $75,000 per year for up to 60 months in the event of termination of employment due to a disability. The plan may be terminated by the Board of Directors at any time after providing 90 days written notice.

1994 STOCK OPTION PLAN


   The Company maintains a stock incentive plan (the "Plan") to enable directors, executive officers and certain key and critical line employees of the Company, including drivers and other employees, to participate in the ownership of the Company. The plan will terminate on August 31, 2004. The Plan is designed to attract and retain directors, executive officers, key employees and critical line employees of the Company, and to provide incentives to such persons. In July 1994, 650,000 shares of Common Stock were reserved for grants under the Plan and, at present, 648,000 shares of Common Stock are available for issuance of stock grants made under the Plan. Common Stock available for grant will be automatically adjusted for stock splits, stock dividends, reverse stock splits and similar transactions.

   The Plan has three divisions:  Division I, the Stock Option Plan,  allows the
Compensation Committee to grant incentive or nonqualified stock options to employees as a traditional form of incentive compensation. Nonqualified options may not provide for an exercise price of less than 85% of the fair market value of a share of the Company's common stock as of the date of grant. No limitation exists on the number of shares that may be granted to any individual. Unless otherwise provided in the granting agreements, unexercised options lapse on termination of employment, except in the case of death or retirement, in which event the right to exercise is extended. Division II, the Independent Directors Automatic Stock Option Plan, provides for the automatic grant of a stock option to an independent director upon such director's appointment to the Board in an amount not less than 2,500 shares nor more than 5,000 shares. The exercise price of an option granted under the Independent Directors Automatic Stock Option Plan is 85% of the fair market value of a share of the Company's Common Stock as of the date of grant. Up to 25,000 shares of the Company's Common Stock may be issued to independent directors under the Independent Directors Automatic Stock Option Plan. Division III, the Employee Incentive Plan, allows the Compensation Committee to make incentive awards of cash or stock, or a combination thereof, on an annual basis, to employees who have attained performance goals set by the Company. Under this division of the Plan, Common Stock may be issued as an incentive award for the performance of past services. Awards granted under the Employee Incentive Plan may not exceed $10,000 per employee in any calendar year. Stock grants made under one division of the Plan reduce the number of shares that may be awarded under the other divisions of the Plan.

   The Plan, other than the Independent Directors Automatic Stock Option Plan Division, is administered by the Compensation Committee, which is authorized to select from among the eligible employees of the Company the individuals to whom options, restricted stock purchase rights, or incentive awards are to be granted, the number of shares to be awarded and the terms and conditions of the award. The Independent Directors Automatic Stock Option Plan Division is administered by those directors who are not entitled to participate in the Plan. The Compensation Committee also is authorized to adopt, amend and rescind rules relating to the administration of the Plan. No member of the Compensation Committee may participate in or take action with respect to any grant of an option or stock purchase right with respect to such member.

   Shares issued by the Company under its Stock Option Plan are registered with the Securities and Exchange Commission and, in general, are freely tradeable.

401(k) PLAN

   The Company sponsors a 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is a profit sharing plan that permits voluntary employee contributions on a pre-tax basis under section 401(k) of the Internal Revenue Code. Under the 401(k) Plan a participant may elect to defer a portion of his compensation and have the Company contribute a portion of his compensation to the 401(k) Plan. The Company makes a matching contribution in an amount not to exceed fifty percent (50%) of a participant's contributions, up to a maximum amount of $750.00 per participant per plan year. For 1995, the Company's contribution was $625 per participant. Beginning in 1996, the 401(k) Plan allows the Company to make its matching contribution in cash or in newly issued shares of the Company's common stock or in a combination thereof. The Company has reserved 75,000 shares of its Common Stock for contributions to the 401(k) Plan. Shares to be issued under the 401(k) Plan are registered with the Securities and Exchange Commission and, in general, are freely tradeable.

   Under the 401(k) Plan, eligible employees have the right to direct the investment of employee and employer contributions among four mutual funds. Participants may not direct the investment of their contributions into the Company's common stock.

   Amounts contributed by the Company for a participant will vest over five years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. Employees of the Company are eligible to participate in the

401(k) Plan if they meet certain requirements concerning minimum age and period of service. Distributions from participant accounts will not be permitted before age 59 1/2 , except in the event of death, disability, certain financial hardships or termination of employment.

COMPENSATION COMMITTEE INTERLOCKS

   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Compensation Committee of the Board of Directors consists of Keith L. Turley and Donald A. Bliss. Mr. Bliss also serves as the Chairman of the Compensation Committee. Members of the Compensation Committee are neither employees, officers, nor 10 percent or greater shareholders of the Company. See "Certain Relationships and Related Transactions" for a description of transactions between the Company and members of the Board of Directors or their affiliates.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

COMPANY'S PURCHASE AND LEASE OF PROPERTIES.

   The Company's headquarters is located at 5601 West Buckeye Road, Phoenix, Arizona, on approximately 43 acres. The Company owns approximately 35 acres and leases eight acres from Randy Knight, an officer, director and principal shareholder of the Company. The Company has leased its operating facilities from Randy Knight. Total payments of approximately $70,100, $10,000, $54,800 and $14,900 were made by the Company to, or on behalf of, Total Warehousing and Randy Knight for the years ended December 31, 1993, 1994, and 1995 and for the three months ended March 31, 1996, respectively.

   Under the lease between the Company and Randy Knight, the base rent is $4,828 per month for the initial three years of the lease, and increases by 3% on the third anniversary of the commencement date, the first day of each option term, and the third anniversary of the commencement date of each option term. In addition to base rent, the lease requires the Company to pay its share of all expenses, utilities, taxes and other charges. Under the lease, the Company and Total Warehousing will continue jointly to use portions of the premises. The Company has granted Randy Knight access and utility easements over its owned and leased properties. The purchase and lease agreements between the Company and Randy Knight include cross-indemnities relating to liabilities and expenses arising from the use and occupancy of the property by the parties to the agreements.

   The Company and Total Warehousing have jointly purchased insurance and other products and services and have shared other costs relating to the operation of their businesses. Costs have been allocated on a basis consistent with their respective use of the product or service. In addition, the Company and Total Warehousing from time to time provide services to each other. The Company provided maintenance and shipping, insurance and other services for Total Warehousing and was paid $238,000, $154,000, $62,000 by Total Warehousing for the years ended December 31, 1993, 1994 and 1995 and none for the three months ended March 31, 1996, respectively. Total Warehousing provided general warehousing services to the Company and was paid $53,000, $18,000, $60,000 and $10,700 by the Company for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996, respectively.

FUTURE TRANSACTIONS WITH AFFILIATES

   Upon completion of its initial public offering, the Company adopted a policy that future transactions with affiliated persons or entities would be on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties on an arm's length basis, and that any such transactions would be approved by the Company's independent directors.

                       SHARES ELIGIBLE FOR FUTURE SALE


   Upon completion of this offering, the Company will have outstanding 9,902,000 shares of Common Stock. Of these shares, the 1,600,000 shares to be sold in this offering (1,840,000 if the over-allotment option is exercised) will be freely tradeable without restriction or registration under the Securities Act unless acquired by affiliates of the Company. Of the remaining 8,302,000 shares, 2,282,100 were freely tradeable without restriction or registration prior to this offering and 6,819,900 are restricted shares ("Restricted Shares") within the meaning of Rule 144 of the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. There are currently available for issuance 648,000 shares under the Company's Stock Option Plan and 75,000 shares under its 401(k) Plan. These shares, when and if issued, would be freely tradeable unless acquired by an affiliate of the Company.

   All of the Restricted Shares will become eligible for sale pursuant to Rule 144 under the Act beginning 90 days after the date of this Prospectus if the conditions of that Rule have been met. The Selling Shareholders, either in their individual capacities or through certain related trusts and limited liability companies established for the benefit of their respective families, will beneficially own 6,028,900 shares, or 60.9%, of the Company's outstanding Common Stock, after giving effect to this offering and have agreed, along with the Company and its other officers and directors, with the Underwriters not to sell, offer or otherwise dispose of any of their shares for 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the 180 day period, all of such shares will be eligible for sale under, and subject to the limitations of, Rule 144 under the Securities Act. See "Principal and Selling Shareholders".

   In general, under Rule 144 as currently in effect, an affiliate (or persons whose shares are aggregated with an affiliate) who has beneficially owned, for at least two years, shares acquired directly or indirectly from the Company or from an affiliate of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume of the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale limitations, notice requirements, and the availability of current public information about the Company. However, a person who has not been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned his shares for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations of the Rule.

   No predictions can be made of the effect, if any, that market sales of Restricted Shares or the availability of Restricted Shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the shares of Common Stock in the public market could adversely affect the market price of the Company's Common Stock. See "Risk Factors -- Shares Eligible for Future Sale."

                      PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth, as of the date of this Prospectus, information concerning shares of the Company's Common Stock beneficially owned by (i) each director and proposed director of the Company, (ii) all officers and directors of the Company as a group, and (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding
Common stock.  The table also sets forth  information as to the shares of Common
Stock to be sold by the Selling Shareholders. Unless otherwise indicated, each person listed has sole voting and investment power over the shares beneficially owned by him.

                                                                            SHARES TO BE
                                                                            BENEFICIALLY
                                         SHARES BENEFICIALLY   SHARES        OWNED AFTER
                                        OWNED BEFORE OFFERING  OFFERED       OFFERING(1)
                                       --------------------- --------- ---------------------
          NAME AND ADDRESS(2)             NUMBER     PERCENT   NUMBER     NUMBER     PERCENT
- -------------------------------------- ----------- --------- --------- ----------- ---------
Randy Knight(3) .......................1,708,975      18.8%   200,000   1,508,975     15.2%
Kevin P. Knight(4) ....................1,706,975      18.8%   200,000   1,506,975     15.2%
Gary J. Knight(5) .....................1,706,475      18.7%   200,000   1,506,475     15.2%
Keith T. Knight(6) ....................1,706,475      18.7%   200,000   1,506,475     15.2%
Clark A. Jenkins ......................      650        *        --           650       *
Keith L. Turley(7) ....................    6,100        *        --         6,100       *
Donald A. Bliss(8) ....................    3,500        *        --         3,500       *
William Blair & Company, L.L.C.(9)  ...  680,950       7.5%      --       680,950      6.9%
All directors and officers as a group  6,839,150      75.1%   800,000   6,039,150     61.0%

- ----------
* Less than one percent
(1) Assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment is exercised in full, the ownership of each of the Selling Shareholders will be reduced by an additional 60,000 shares.
(2) The address of each officer and director is 5601 West Buckeye Road, Phoenix, Arizona 85043. The address of William Blair & Company, L.L.C. ("William Blair") is 222 West Adams Street, Chicago, Illinois 60606. All information provided with respect to William Blair is based solely upon the Company's review of a Schedule 13G filed by William Blair with the Securities and Exchange Commission.
(3) Includes 1,404,975 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a Trustee under a Revocable Trust Agreement dated April 1, 1993; 300,000 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and his four children; and 4,000 shares owned by a minor child and three adult children who share the same household.
(4) Includes 1,704,975 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power as Trustees under a Revocable Trust Agreement dated March 25, 1994, and 2,000 shares owned by four minor children.
(5) Includes 1,704,975 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a Trustee under a Revocable Trust Agreement dated May 19, 1993, and 1,500 shares owned by three minor children who share the same household.
(6) Includes 1,704,975 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as Trustees under a Revocable Trust Agreement dated March 13, 1995, and 1,500 shares owned by three minor children who share the same household.
(7) Includes 2,500 shares that Mr. Turley has the right to acquire through the exercise of a stock option.
(8) Includes 2,500 shares that Mr. Bliss has the right to acquire through the exercise of a stock option.
(9) William Blair has sole voting power over 109,550 shares and sole dispositive power over 680,950 shares. It has shared dispositive power over no shares.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

   The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.01 per share, of which 9,102,000 shares were issued and outstanding immediately prior to this offering. Upon completion of this offering, 9,902,000 shares will be issued and outstanding.

   The issued and outstanding shares of Common Stock are, and the shares offered hereby when issued will be, fully paid and non-assessable. Holders of Common Stock do not vote as a class, except as required by law, and, except for certain cumulative voting rights, each share is entitled to one vote on all matters submitted to a vote of the shareholders. Under the Arizona State Constitution, cumulative voting is required for the election of directors. This means that a shareholder has the right to cast as many votes in the aggregate as he is entitled to vote under the Articles of Incorporation multiplied by the number of directors to be elected. A shareholder may cast all his votes for one director candidate or distribute such votes among two or more director candidates, as he sees fit.

   Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payments of liabilities and liquidation preferences to the holders of any preferred stock then outstanding.

   The holders of Common Stock have no preemptive or conversion rights and are not subject to assessments by the Company. There are no redemption or sinking funds provisions applicable to Common Stock and holders of Common Stock have no preference in liquidation. The rights of the holders of Common Stock are subject to the rights of holders of any preferred stock that may be issued in the future.

PREFERRED STOCK

   The Company's Articles of Incorporation authorize the Board of Directors to issue 50,000,000 preferred shares, par value $0.01 (the "Preferred Shares"), in one or more classes and to establish the preferences and rights (including the right to vote and the right to convert into the Common Stock) of any class of Preferred Shares issued. No Preferred Shares will be issued or outstanding as of the closing of the offering, and the Company has no present plans to issue Preferred Shares.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

   A number of provisions of the Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of shareholders. The Articles of Incorporation provide the Board of Directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof. The ability of the Board of Directors to authorize the issuance of preferred stock may have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including a takeover which certain shareholders may deem to be in their best interests). To the extent takeover attempts are discouraged, fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, will be inhibited.

   Knight's Articles of Incorporation provide that the consent of those persons holding 67% of the Company's issued and outstanding voting shares, voting as a single class, is required to approve any transaction to sell substantially all of the Company's assets or to merge or consolidate the Company with another corporation in a transaction in which shares of the Company's stock are converted into cash or the right to receive other consideration in exchange for their shares of the Company.

   Indemnification. The Articles of Incorporation and the Bylaws of the Company provide that directors of the Company will be indemnified by the Company to the fullest extent not prohibited by Arizona law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Articles of Incorporation also require that the Company advance expenses to defend any claim, subject to a director agreeing to reimburse the Company for such advances in the event indemnity is not permitted. The Articles of Incorporation and the Bylaws also provide that the right of directors to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

   The Company has entered into agreements to provide indemnification for its directors (including actions in their capacity as officers) in addition to the indemnification provided for in the Articles of Incorporation and the Bylaws. These agreements, among other things, indemnify the Company's directors to the fullest extent not prohibited by Arizona law, for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or any subsidiary of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also advance the costs and expenses of directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors and officers liability insurance, to the extent insurance coverage is available on reasonable terms. Although the form of the indemnification agreements offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the Bylaws, it provides greater assurance to directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally by the Board of Directors or by the shareholders to eliminate the rights it provides. This provision does not affect a director's responsibilities under certain other laws, such as the federal securities laws or state or federal environmental laws. There is no pending litigation or proceeding involving any director of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by a director, officer, employee or other agent.

   Limitation of Liability. The Articles of Incorporation provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized the unlawful payment of dividends or redemptions, derived an improper personal benefit from their action as directors, or engaged in certain transactions involving a conflict of interest. This provision has no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws or environmental laws will not be limited by this provision. Directors will, however, not be personally liable for monetary damages arising from decisions involving violations of the duty of care, including conduct that could be considered grossly negligent.

TRANSFER AGENT

   First Interstate Bank of Arizona, N.A. has been appointed transfer agent and registrar for the Company's Common Stock.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Morgan Keegan & Company, Inc. and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.


             UNDERWRITER                                               AMOUNT
- ------------------------------------                                ------------
Alex. Brown & Sons Incorporated  ...............................
Morgan Keegan & Company, Inc.  .................................
William Blair & Company, L.L.C.  ...............................

                                                                    ------------
Total ..........................................................     1,600,000
                                                                    ============

   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

   The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $. per share to certain other dealers. After commencement of the offering, the public offering price and other selling terms may be changed by the Representatives.

   The Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to 1,600,000, and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of the Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,600,000 shares of Common Stock are being offered.

   The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Shareholders with respect to certain civil liabilities, including liabilities under the Securities Act.

   The Company, its officers, directors and the Selling Shareholders have agreed not to offer, sell or otherwise dispose of any additional shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may, without such consent, issue shares as consideration for future acquisitions. The sales of shares by any affiliate is also restricted by Rule 144. See "Shares Eligible for Future Sale."

   The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ryley, Carlock & Applewhite, Phoenix, Arizona. Certain legal matters in connection with the offering are being passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                   EXPERTS

   The financial statements included in this prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                         KNIGHT TRANSPORTATION, INC.
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                        PAGE
                                                                                                        -----
Report of Independent Public Accountants ...............................................................F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 and
 March 31, 1996 (unaudited) ............................................................................F-3

Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
 and for the Three Months Ended March 31, 1995 (unaudited) and 1996 (unaudited) ........................F-4

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1993, 1994 and 1995
 and for the Three Months Ended March 31, 1996 (unaudited) .............................................F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and for the
 Three Months Ended March 31, 1995 (unaudited) and 1996 (unaudited) ....................................F-6

Notes to Consolidated Financial Statements .............................................................F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Knight Transportation, Inc.

We have audited the accompanying consolidated balance sheets of KNIGHT TRANSPORTATION, INC. (an Arizona corporation) and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                   Arthur Andersen LLP
Phoenix, Arizona,
February 7, 1996.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                      -----------------------------    MARCH 31
                                                            1994           1995           1996
                                                      -------------- -------------- --------------
                                                                                      (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
    Cash and cash equivalents (Note 1) ...............$ 2,146,797   $     623,656  $     137,790
    Accounts receivable, net (Notes 1, 2 and 4)  .....  4,816,262       7,375,038      8,989,931
    Inventories and supplies (Note 1) ................    306,916         422,589        570,891
    Prepaid expenses .................................    165,563         937,304      1,843,382
    Deferred tax asset (Notes 1 and 3) ...............  1,200,400       1,420,000      1,574,000
                                                      -------------- -------------- --------------
          Total current assets .......................  8,635,938      10,778,587     13,115,994
                                                      -------------- -------------- --------------
PROPERTY AND EQUIPMENT (Notes 1 and 4):
    Land and improvements ............................  2,104,394       2,104,394      2,104,394
    Buildings and improvements .......................    246,384         246,384        246,384
    Furniture and fixtures ...........................    658,193       1,158,140      1,260,801
    Shop and service equipment .......................    267,838         367,900        474,210
    Revenue equipment ................................ 28,146,990      38,557,223     46,414,015
    Leasehold improvements ...........................    392,779         469,854        527,654
                                                      -------------- -------------- --------------
                                                       31,816,578      42,903,895     51,027,458
    Less: Accumulated depreciation ................... (7,984,928)    (10,926,067)   (11,898,687)
                                                      -------------- -------------- --------------
PROPERTY AND EQUIPMENT, net .......................... 23,831,650      31,977,828     39,128,771
OTHER ASSETS .........................................    120,278         343,079        545,740
                                                      -------------- -------------- --------------
                                                      $32,587,866    $ 43,099,494   $ 52,790,505
                                                      ============== ============== ==============
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable .................................$ 2,323,428    $  3,202,258   $  6,214,602
    Accrued liabilities ..............................  1,801,242       1,773,293      3,252,046
    Claims accrual (Note 6) ..........................  1,701,028       3,093,513      3,452,989
    Current portion of long-term debt (Note 4)  ......  1,049,690       1,002,150      1,003,416
    Line of credit (Note 4) ..........................      --          2,000,000      5,000,000
                                                      -------------- -------------- --------------
         Total current liabilities ...................  6,875,388      11,071,214     18,923,053
LONG-TERM DEBT, less current portion (Note 4)  .......  2,117,480         980,787        753,760
DEFERRED INCOME TAXES (Notes 1 and 3) ................  4,692,400       6,315,200      6,793,600
                                                      -------------- -------------- --------------
                                                       13,685,268      18,367,201     26,470,413
                                                      -------------- -------------- --------------
COMMITMENTS AND CONTINGENCIES (Note 5)
SHAREHOLDERS' EQUITY (Notes 8 and 9):
   Preferred stock, $.01 par value; authorized
     50,000,000 shares, none issued and outstanding
   Common stock, $.01 par value; authorized 100,000,000
     shares, issued and outstanding 9,100,000,
     9,102,000 and 9,102,000 shares at December 31, 1994,
     1995 and March 31, 1996, respectively ...........     91,000          91,020         91,020
   Additional paid-in capital ........................  9,737,767       9,761,747      9,761,747
   Retained earnings .................................  9,073,831      14,879,526     16,467,325
                                                      -------------- -------------- --------------
         Total shareholders' equity .................. 18,902,598      24,732,293     26,320,092
                                                      -------------- -------------- --------------
                                                      $32,587,866    $ 43,099,494   $ 52,790,505
                                                      ============== ============== ==============

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME

                                                                                THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                     MARCH 31,
                              -------------------------------------------- ---------------------------
                                    1993           1994           1995          1995          1996
                              -------------- -------------- -------------- ------------- -------------
                                                                                    (UNAUDITED)
OPERATING REVENUE
 (Note 1) ....................$26,381,022    $37,542,888    $56,170,279    $11,907,641   $16,580,836
                              -------------- -------------- -------------- ------------- -------------
OPERATING EXPENSES:
Salaries, wages and benefits    9,470,132     12,676,306     16,359,957      3,725,292     4,729,893
Fuel .........................  3,784,580      4,767,153      6,101,460      1,347,568     1,720,197
Operations and maintenance  ..  1,539,106      2,315,991      3,727,240        872,944       832,574
Insurance and claims .........  1,291,250      1,842,192      2,097,361        564,921       617,961
Operating taxes and licenses    1,111,038      1,834,348      2,154,739        479,731       591,968
Communications ...............    125,214        185,821        286,469         57,679       123,503
Depreciation and amortization   3,049,300      4,105,079      5,416,390      1,206,493     1,663,110
Purchased transportation
  (Note 1) ...................      --           690,824      7,831,506      1,041,200     3,062,882
Miscellaneous operating
  expenses ...................    884,181      1,013,008      1,593,711        249,720       403,500
                              -------------- -------------- -------------- ------------- -------------
                               21,254,801     29,430,722     45,568,833      9,545,548    13,745,588
                              -------------- -------------- -------------- ------------- -------------
Income from operations .......  5,126,221      8,112,166     10,601,446      2,362,093     2,835,248
                              -------------- -------------- -------------- ------------- -------------

OTHER INCOME (EXPENSE):
Interest income ..............     50,887        105,335         36,620         16,879         1,935
Interest expense .............   (895,484)      (839,948)      (232,371)       (60,720)      (99,384)
                              -------------- -------------- -------------- ------------- -------------
                                 (844,597)      (734,613)      (195,751)       (43,841)      (97,449)
                              -------------- -------------- -------------- ------------- -------------
Income before income taxes  ..  4,281,624      7,377,553     10,405,695      2,318,252     2,737,799

INCOME TAXES
  (Notes 1 and 3) ............ (1,835,000)    (3,283,000)    (4,600,000)    (1,032,000)   (1,150,000)
                              -------------- -------------- -------------- ------------- -------------
Net income ...................$ 2,446,624    $ 4,094,553    $ 5,805,695    $ 1,286,252   $ 1,587,799
                              ============== ============== ============== ============= =============
Net income per common share
  and common share equivalent
  (Note 1) ...................$       .30    $       .49    $       .64    $       .14   $       .17
                              ============== ============== ============== ============= =============
Weighted average number
  of common shares and common
  share equivalents outstanding 8,200,000      8,375,356      9,141,176      9,141,775     9,151,222
                              ============== ============== ============== ============= =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                     ADDITIONAL
                                    COMMON STOCK       PAID-IN      RETAINED
                                 SHARES     AMOUNT     CAPITAL      EARNINGS        TOTAL
                              ----------- ---------- ------------ ------------- -------------
BALANCE, December 31, 1992  ..8,200,000   $82,000    $  118,000   $ 2,532,654   $ 2,732,654
Net income ...................     --         --          --        2,446,624     2,446,624
                              ----------- ---------- ------------ ------------- -------------

BALANCE, December 31, 1993  ..8,200,000    82,000       118,000     4,979,278     5,179,278
Issuance of 900,000 shares of
  common stock, net of offering
  costs of $1,171,233 (Note 8)  900,000     9,000     9,619,767         --        9,628,767
Net income ...................     --         --          --        4,094,553     4,094,553
                              ----------- ---------- ------------ ------------- -------------

BALANCE, December 31, 1994  ..9,100,000    91,000     9,737,767     9,073,831    18,902,598
Exercise of stock options  ...    2,000        20        23,980         --           24,000
Net income ...................     --         --          --        5,805,695     5,805,695
                              ----------- ---------- ------------ ------------- -------------

BALANCE, December 31, 1995  ..9,102,000    91,020     9,761,747    14,879,526    24,732,293
Net income (unaudited) .......     --         --          --        1,587,799     1,587,799
                              ----------- ---------- ------------ ------------- -------------

BALANCE, March 31, 1996
  (unaudited) ................9,102,000   $91,020    $9,761,747   $16,467,325   $26,320,092
                              =========== ========== ============ ============= =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                  ------------------------------------------ ---------------------------
                                       1993          1994           1995          1995          1996
                                  ------------- ------------- -------------- ------------- -------------
                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income .......................$ 2,446,624   $ 4,094,553   $  5,805,695   $ 1,286,252   $ 1,587,799
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization  ...  3,049,300     4,105,079      5,416,390     1,206,493     1,662,601
Allowance for doubtful accounts  .     26,394        83,179        162,045        24,000        25,525
Deferred income taxes ............    929,400     1,316,447      1,403,200       430,800       324,400
Changes in assets and liabilities:
Increase in receivables .......... (1,153,532)   (1,642,985)    (2,720,821)     (401,443)   (1,640,418)
Increase in inventories and
  supplies .......................    (33,715)      (75,410)      (115,673)      (33,556)     (148,302)
(Increase) decrease in prepaid
  expenses .......................      2,371       172,223       (771,741)     (464,419)      195,122
(Increase) decrease in other
  assets .........................    (89,573)       25,258       (370,499)       19,341       (48,046)
Increase (decrease) in accounts
  payable ........................     79,053      (126,068)       479,426    (1,585,314)      225,815
Increase in accrued liabilities
  and claims accrual .............    263,202     2,150,661      1,364,536       702,799     1,838,229
                                  ------------- ------------- -------------- ------------- -------------
Net cash provided by operating
  activities .....................  5,519,524    10,102,937     10,652,558     1,184,953     4,022,725
                                  ------------- ------------- -------------- ------------- -------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchase of property and
  equipment ......................   (712,092)   (3,087,876)   (11,360,029)   (1,102,055)   (4,253,904)
Purchase of temporary investment
  -- real estate .................      --         (588,296)        --             --            --
Increase in related party
  receivable .....................      --         (598,929)        --             --            --
Proceeds from sale of temporary
  investment -- real estate ......    170,537       588,296         --             --            --
                                  ------------- ------------- -------------- ------------- -------------
Net cash used in investing
  activities .....................   (541,555)   (3,686,805)   (11,360,029)   (1,102,055)   (4,253,904)
                                  ------------- ------------- -------------- ------------- -------------

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                ------------------------------------------ --------------------------
                                     1993           1994          1995          1995         1996
                                ------------- -------------- ------------- ------------ -------------
                                                                                   (UNAUDITED)
CASH FLOWS FROM FINANCING
ACTIVITIES:
Increase (decrease) in line of
  credit and notes payable  ....$  (434,654)  $     --       $ 2,000,000   $      --    $ 1,887,037
Repayment of debt .............. (4,812,487)   (13,717,117)   (1,311,348)    (332,640)     (213,998)
Increase (decrease) in notes
  payable -- officers ..........     77,489       (365,625)        --             --          --
Decrease in accounts
  payable -- equipment .........      --            --        (1,528,322)         --     (1,927,726)
Net proceeds from sale of
  common stock .................      --         9,628,767         --             --          --
Proceeds from exercise of stock
  options ......................      --            --            24,000          --          --
                                ------------- -------------- ------------- ------------ -------------
Net cash used in financing
  activities ................... (5,169,652)    (4,453,975)     (815,670)    (332,640)     (254,687)
                                ------------- -------------- ------------- ------------ -------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS .........   (191,683)     1,962,157    (1,523,141)    (249,742)     (485,866)
CASH AND CASH EQUIVALENTS,
  beginning of year ............    376,323        184,640     2,146,797    2,146,797       623,656
                                ------------- -------------- ------------- ------------ -------------
CASH AND CASH EQUIVALENTS,
  end of year ..................$   184,640   $   2,146,797  $   623,656   $1,897,055   $   137,790
                                ============= ============== ============= ============ =============
SUPPLEMENTAL DISCLOSURES:
Noncash investing and financing
  transactions:
Insurance premium financed  ....$     --      $     --       $     --      $      --    $ 1,101,200
Equipment acquired by direct
  financing ....................  8,693,184      3,616,298       127,115          --          --
Equipment acquired by accounts
  payable ......................     50,124      1,528,322     1,927,726    1,885,190     4,714,255
Equipment refinanced ...........    930,934         --             --             --          --
Equipment trades receivable  ...      --            --             --             --        229,900
Debt reduction from trade-in of
  revenue equipment ............  1,065,941         --             --             --          --
Equipment sale receivable  .....    114,756         --             --             --          --
Land acquired by retirement of
  shareholder advance ..........      --         1,110,504         --             --          --

Cash Flow Information:
Income taxes paid ..............$   925,060   $  2,139,906   $ 3,368,373   $      --    $     4,400
                                ============= ============== ============= ============ =============
Interest paid ..................$   893,540   $    873,362   $   228,681   $   61,401   $    90,774
                                ============= ============== ============= ============ =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

   Knight Transportation, Inc. and Subsidiary (the Company) is a short to medium-haul, truckload carrier of general commodities operating primarily in Arizona, California and other western states. The operations are centered in Phoenix, Arizona, where the Company has its corporate offices, truck terminal, and dispatching and maintenance services. The Company has recently established operations near Houston, Texas to provide dedicated services to one of its larger customers and to commence regional services in Texas and Louisiana. The Company has also initiated operations in Indianapolis, Indiana, from which it will provide regional service in the Midwest and on the East Coast. The Company operates predominantly in one industry, road transportation, subject to regulation by the Department of Transportation and various state regulatory authorities.

   The Company initiated and began to develop an independent contractor program during 1994. Because independent contractors provide their own tractors, the Company views independent contractors as an alternative method of obtaining additional revenue equipment. The Company intends to continue to increase its use of independent contractors. The Company had 30, 115 and 131 tractors operated by independent contractors at December 31, 1994, 1995 and March 31, 1996, respectively.

SIGNIFICANT ACCOUNTING POLICIES


   PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the parent company Knight Transportation, Inc., and its wholly owned subsidiary. All material intercompany items and transactions have been eliminated in consolidation. During the first quarter of 1996, the Company formed three additional wholly-owned subsidiaries, KTTE Holdings, Inc., QKTE Holdings, Inc., and Knight Dedicated Services Limited Partnership, which is comprised of KTTE Holdings, Inc. as general partner and QKTE Holdings, Inc. as the sole limited partner. The unaudited consolidated financial statements as of March 31, 1996 and for the quarter then ended include these subsidiaries, although they did not have significant activity.

   PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

   INVENTORIES AND SUPPLIES -- Inventories and supplies consist of tires and spare parts which are stated at the lower of cost using the first-in, first-out
(FIFO) method or net realizable value.

   PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the following estimated useful lives:


                                                             YEARS
                                                            -------

Buildings and improvements ...............................   5-20
Furniture and fixtures ...................................   5
Shop and service equipment ...............................   5
Revenue equipment ........................................   5-7
Leasehold improvements ...................................   10


   Revenue equipment is depreciated to a 10% salvage value for all trailers, and a 15% salvage value for all tractors.

   TIRES -- Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

   INVESTMENTS IN REAL ESTATE -- During 1994 the Company purchased undeveloped real property in Deer Valley, Utah from an unrelated third party. The Company then sold the property to its original shareholders at the original cost plus expenses.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

   REVENUE RECOGNITION -- The Company's typical customer delivery is completed one day after pickup. Accordingly, the Company recognizes operating revenues when the freight is picked up for delivery and accrues the estimated direct costs to complete the delivery. This method of revenue recognition is not materially different from recognizing revenue based on completion of delivery.

   INCOME TAXES -- The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

   CONCENTRATION OF CREDIT RISK -- Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. The Company earns revenues primarily from companies in California and Arizona.

   NET INCOME PER COMMON SHARE -- Net income per common share is computed by dividing net income by the weighted average number of common stock and common stock equivalents assumed outstanding during the year. Fully diluted net income per share is considered equal to primary net income per share in all periods presented.

   RECENTLY ISSUED ACCOUNTING STANDARDS -- Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which is required to be adopted by the Company in fiscal 1996, is not expected to have a material effect on the Company's financial position or its results of operations upon adoption. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), is also required to be adopted by the Company in fiscal 1996. Pursuant to the provisions of SFAS No. 123, the Company will continue to account for transactions with its employees pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Therefore, this statement is not expected to have a material effect on the Company's financial position or its results of operations when adopted.

   FAIR VALUE OF FINANCIAL INSTRUMENTS -- During October 1994, the Financial Accounting Standards Board issued SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. This statement requires the disclosure of estimated fair values for all financial instruments for which it is practicable to estimate fair value.

   For instruments including cash, accounts receivable and payable, accruals and line of credit, it was assumed that the carrying amount approximated fair value because of their short maturities.

   The fair value of long-term debt, including current portion, is estimated based on current rates offered to the Company for debt of the same maturities and approximates the carrying amounts of long-term debt.

   INTERIM FINANCIAL INFORMATION -- In management's opinion, the consolidated financial statements for the three-month periods ended March 31, 1995 and 1996 include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of and for the periods then ended. Operating results for the three month period ending March 31, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

                  KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

(2) ACCOUNTS RECEIVABLE:

   Accounts receivable consist of the following:

                                                DECEMBER 31,
                                        --------------------------   MARCH 31,
                                             1994         1995          1996
                                        ------------ ------------- ------------
                                                                    (UNAUDITED)
Trade customers ........................$4,650,377   $7,206,311    $8,653,547
Other ..................................   298,788      463,675       656,857
                                        ------------ ------------- ------------
                                         4,949,165    7,669,986     9,310,404
Less -- Allowance for doubtful accounts   (132,903)    (294,948)     (320,473)
                                        ------------ ------------- ------------
Accounts receivable, net ...............$4,816,262   $7,375,038    $8,989,931
                                        ============ ============= ============

(3) INCOME TAXES:

   As discussed in Note 1, the Company uses SFAS No. 109 in accounting for income taxes.

   Income tax expense consists of the following:

                                                                       THREE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                 MARCH 31,
                          ---------------------------------------- ------------------------
                               1993         1994          1995          1995        1996
                          ------------ ------------- ------------- ------------ -----------
                                                                          (UNAUDITED)
Current income taxes:
Federal ..................$  722,200   $ 1,464,800    $2,500,500   $  462,300   $  667,600
State ....................   183,400       501,753       696,300      138,900      158,000
                          ------------ ------------- ------------- ------------ -----------
                             905,600     1,966,553     3,196,800      601,200      825,600
                          ------------ ------------- ------------- ------------ -----------
Deferred income taxes:
Federal ..................   675,800     1,142,700     1,173,300      397,500      277,100
State ....................   253,600       173,747       229,900       33,300       47,300
                          ------------ ------------- ------------- ------------ -----------
                             929,400     1,316,447     1,403,200      430,800      324,400
                          ------------ ------------- ------------- ------------ -----------
Total income tax expense  $1,835,000   $ 3,283,000   $ 4,600,000   $1,032,000   $1,150,000
                          ============ ============= ============= ============ ===========

   The effective income tax rate is different than the amount which would be computed by applying the United States corporate income tax rate to the income before income taxes. The differences are summarized as follows:

                                                                              THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  MARCH 31,
                                 ---------------------------------------- -------------------------
                                      1993          1994          1995         1995         1996
                                 ------------- ------------- ------------ ------------ ------------
                                                                                  (UNAUDITED)
Tax at the statutory rate (34%)  $ 1,455,800   $ 2,508,400   $3,537,900   $  820,400   $1,003,700
State income taxes, net of
 federal benefit ................    288,400       446,000      611,300      113,700      135,500
Other ...........................     90,800       328,600      450,800       97,900       10,800
                                 ------------- ------------- ------------ ------------ ------------
Actual tax expense ..............$ 1,835,000   $ 3,283,000   $4,600,000   $1,032,000   $1,150,000
                                 ============= ============= ============ ============ ============

                   KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY


   The net effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                   DECEMBER 31,
                                            -------------------------  MARCH 31,
                                                 1994         1995        1996
                                            ------------ ------------ ------------
                                                                       (UNAUDITED)
Short-term deferred tax assets:
Insurance accruals .........................$  680,400   $1,237,400   $1,381,200
AMT credit .................................   365,900        --           --
Other ......................................   154,100      182,600      192,800
                                            ------------ ------------ ------------
Total short-term deferred tax assets  ......$1,200,400   $1,420,000   $1,574,000
                                            ============ ============ ============
Long-term deferred tax liabilities:
Property and equipment depreciation  .......$4,584,300   $6,072,500   $6,491,600
Prepaid expenses deducted for tax purposes     108,100      242,700      302,000
                                            ------------ ------------ ------------
Total long-term deferred tax liabilities  ..$4,692,400   $6,315,200   $6,793,600
                                            ============ ============ ============

(4) LONG-TERM DEBT:

   Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                           ---------------------------    MARCH 31,
                                                                1994          1995          1996
                                                           ------------- ------------- -------------
                                                                                         (UNAUDITED)
Notes payable to a commercial lending institution with
 varying payments to 1998; collateralized by tractors,
 fixed interest rates from 6.4% to 7.0% ...................$ 2,406,074   $ 1,687,177   $ 1,499,806
Note payable to a financial institution with varying
 payments to 1997; collateralized by trailers, fixed
 interest rate of 7% ......................................    275,160       168,645       142,018
Notes payable to a commercial lending institution with
 varying payments to 1997; collateralized by trailers,
 variable interest rate of the London Interbank Offered
 Rate (LIBOR) plus 2.95%.
 The entire balance was paid off in 1995 ..................    485,936         --            --
Asset under capital lease, monthly payment of $2,959
 for 5 years commencing December 1995 .....................      --          127,115       115,352
                                                           ------------- ------------- -------------
                                                             3,167,170     1,982,937     1,757,176
Less -- Current portion ................................... (1,049,690)   (1,002,150)   (1,003,416)
                                                           ------------- ------------- -------------
                                                           $ 2,117,480   $   980,787   $   753,760
                                                           ============= ============= =============

   Maturities of long-term debt as of December 31, 1995, are as follows:

                     YEARS ENDING
                      DECEMBER 31                 AMOUNT
                    --------------            -------------
                         1996                 $ 1,002,150
                         1997                     883,708
                         1998                      97,079
                                              -------------
                                              $ 1,982,937
                                              =============

                   KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

   As of December 31, 1995, the Company had a $10,000,000 revolving line of credit with principal due at maturity, July 1997, and interest payable monthly using one of three variable interest rate options selected by the Company at the time of borrowing (prime, LIBOR plus .9%, or Certificate of Deposit plus 2.15%). Effective March 31, 1996, the Company's maximum borrowing capacity under the line of credit increased to $15 million and its LIBOR interest rate option was adjusted to LIBOR plus .75%. Borrowings under the line of credit are limited to 80% of eligible accounts receivable, as defined, and 50% of net fixed assets, as defined and amounted to $2,000,000 at December 31, 1995, and $5,000,000 at March 31, 1996.


   Under the terms of the line of credit, the Company is required to maintain certain financial ratios. These ratios are the total liabilities to net worth ratio, current ratio, and certain debt service ratios. The Company is also required to maintain certain other financial conditions relating to corporate structure, ownership and management. As of December 31, 1995, the Company was in compliance with all covenants. As of March 31, 1996, the Company was in technical default of certain financial covenants, for which it has received a letter of waiver from the lender.

   The weighted average interest rate on these notes payable was 7.08%, 7.50% and 6.66% at December 31, 1994, 1995 and March 31, 1996, respectively.

(5) COMMITMENTS AND CONTINGENCIES:

LEASES

   The Company leased its facilities from Total Warehousing, Inc., a related party, on a 32-month cancellable lease through October 1994. Beginning November 1994 the Company entered into a five year lease with a shareholder (see Note 7). In addition, the Company leased three tractors under an operating lease at $3,885 per month during 1994. These tractors were purchased and traded in June 1994.

PURCHASE COMMITMENTS

   As of December 31, 1995, and March 31, 1996, the Company had purchase commitments for additional tractors and trailers for an estimated purchase price of $13,000,000, and $12,200,000, respectively.

   Although Knight expects to take delivery of this revenue equipment, delays in the availability of equipment could occur due to factors beyond the Company's control. Any delay or interruption in the availability of equipment in the future could have a material adverse effect on the Company.

   The Company is in the process of acquiring both a terminal facility in Indianapolis, Indiana for approximately $1,000,000 and approximately 15 acres of land adjacent to the Company's Phoenix facility for approximately $1,000,000.

DISABILITY PLAN

   The Company has a disability plan for certain of its key employees. The plan provides disability benefits of $75,000 annually for sixty months if a key employee terminates by reason of disability. The plan is subject to termination at any time by the Board of Directors.

OTHER

   The Company's tractor and trailer fleets are registered in Oklahoma and Utah and operate primarily in the western United States, including California. The Company is presently being audited by the State of California's Department of Motor Vehicles with respect to 1994, 1995 and 1996 mileage years. Although no assessment has yet been made, California is asserting that all the Company's trailers are subject to apportioned registration, and the Company owes additional trailer registration fees in excess of the amounts previously paid. The Company believes that the outcome of the California audit will not have a materially adverse effect on the Company's financial position or results of operations. The Company intends to vigorously contest the position taken by California. To the extent the Company is not successful in its efforts, it may be required to pay additional registration fees for the mileage years involved and possible penalties as well as increased registration fees (relative to payments previously paid) for future periods.

                   KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

   The Company is involved in certain administrative legal proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under the pending proceedings is adequately provided for in the accompanying consolidated financial statements.

(6) CLAIMS ACCRUAL:


   Under an agreement with its insurer, the Company acts as a self-insurer for bodily injury and property damage claims up to $100,000 per single occurrence. Beginning in 1995, the Company is self-insured for workers' compensation for claims up to $250,000 per single occurrence in states in which the Company has elected to do so. The Company is also self-insured for collision, comprehensive and cargo liability up to $25,000 per occurrence. Liability in excess of these amounts is assumed by the insurer, subject to certain coverage limitations. Exposure greater than individual coverage limitations is insured under the Company's umbrella liability policy.


   The claims accrual represents accruals for the estimated uninsured portion of pending claims including adverse development of known claims and incurred but not reported claims. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions as well as changes in actual experience could cause these estimates to change in the near term. The agreements with the underwriters are collateralized by letters of credit totaling $650,000. These letters of credit reduces the available borrowings under the Company's line of credit (see Note 4).

(7) RELATED PARTY TRANSACTIONS:

   The Company leased facilities from Total Warehousing, Inc. (TWI) under a 32-month lease that was terminated in 1994. Terms of the lease called for rent of $7,500 per month until June 1992, and $5,000 per month from July 1992 until the end of the lease. TWI is owned by a shareholder of the Company. In March 1994, the Company leased approximately eight acres from a shareholder and officer, "the Shareholder", under a five year lease, with an option to extend for two additional five-year terms. The lease terms include base rent of $4,828 per month for the initial three years of the lease, and increases of 3% on the third anniversary of the commencement date, the first day of each option term, and the third anniversary of the commencement date of each option term. In addition to base rent, the lease requires the Company to pay its share of all expenses, utilities, taxes and other charges. The rent expense paid to TWI under the former lease was $70,100 for the year ended December 31, 1993, and $10,000 for the year ended December 31, 1994. Rent expense paid to the Shareholder was approximately $54,800 and $14,900 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

   In September 1994, the Company purchased for $1,285,000 approximately 20 acres of property from the Shareholder.

   The Company provided maintenance and shipping for TWI and was paid $238,000, $154,000, $62,000, $45,800 and none for the years ended December 31, 1993, 1994,
1995 and the three months ended March 31, 1995 and 1996, respectively. TWI provided general warehousing services to the Company and was paid $53,000, $18,000, $60,000, $3,300 and $10,700 for the years ended December 31, 1993,
1994, 1995 and the three months ended March 31, 1995 and 1996, respectively.

(8) SHAREHOLDERS' EQUITY:

   The Company's authorized capital stock consists of 100,000,000 shares of $.01 par value common stock. In addition, the Company has authorized 50,000,000 shares of $.01 par value preferred stock, none of which was issued or outstanding at December 31, 1994, 1995 and March 31, 1996.

   In October 1994, the Company issued 900,000 shares of common stock at $12.00 per share in its initial public offering. The offering consisted of 1,800,000 shares comprised of 900,000 newly-issued Company shares and 900,000 shares from shareholders.

                   KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

(9) EMPLOYEE BENEFIT PLANS:

1994 STOCK OPTION PLAN

   The Company established the 1994 Stock Option Plan (the 1994 Plan) with 650,000 shares of common stock reserved for issuance thereunder. The Plan will terminate on August 31, 2004. The Compensation Committee of the Board of
Directors administers the stock incentive plan, and has the discretion to determine the employees, officers and independent directors who will receive awards, the type of awards to be granted (incentive stock options, nonqualified stock options and restricted stock grants) and the term, vesting and exercise price. Incentive stock options will be designed to comply with the applicable provisions of the Internal Revenue Code (the Code) and will be subject to restrictions contained in the Code, including a requirement that exercise prices are equal to at least 100% of the fair market value of the common shares on the grant date and a ten-year restriction on the option term.

   Independent directors are not permitted to receive incentive stock options. Non-qualified stock options may be granted to directors, including independent directors, officers, and employees and will provide for the right to purchase common stock at a specified price, which may not be less than 85% of the fair market value on the date of grant, and usually will become exercisable in installments after the grant date. Non-qualified stock options may be granted for any reasonable term. The 1994 Plan provides that each independent director shall receive, on the date of his appointment to the Board of Directors, non-qualified options to purchase not less than 2,500 nor more than 5,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of the grant.

   No options were exercisable at December 31, 1995.

   The following summarizes the activity for the 1994 Plan:

                                           NUMBER OF   OPTION PRICE
                                             SHARES     PER SHARE
                                          ----------- ---------------
Options outstanding at December 31, 1994  251,250     $12.00-$12.54
Granted .................................. 25,000      12.00- 14.50
Canceled .................................(12,000)            12.00
Exercised ................................ (2,000)            12.00
                                          ----------- ---------------
Options outstanding at end of year  ......262,250     $12.00-$14.50
                                          =========== ===============
Options available for grant ..............385,750
                                          ===========

401(k) PROFIT SHARING PLAN


   The Company has a 401(k) profit sharing plan (the Plan) for all employees who are 19 years of age or older and have completed one year of service. The Plan as amended in 1995 provides for an annual matching contribution not to exceed 50% of the employee's salary contribution up to $750. Contributions made by the Company were equal to 35%, 40%, 50% and 50% for the plan years ended December 31, 1993, 1994, 1995, and 1996, respectively, of the amount of the employee's salary deduction not to exceed $350, $500, $625 and $625 annually per employee for the plan years ended December 31, 1993, 1994, 1995 and 1996, respectively. The Plan also provides for a discretionary matching contribution not limited to the amount permitted under the Internal Revenue Code as deductible expenses. For the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's matching contribution was approximately $23,500, $40,300, $60,000, $20,900 and $24,800 for the years ended December 31, 1993,
1994,  1995 and the three  months  ended March 31, 1995 and 1996,  respectively.

                   KNIGHT TRANSPORTATION, INC. AND SUBSIDIARY

(10) MAJOR CUSTOMERS:

   The Company's three largest customers for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively, represent 24%, 19%, 11%, 15% and 10% of operating revenues. The single largest customer's revenues represent 11%, 9%, 4%, 5% and 5% of operating revenues for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.

                                   ----------

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    5
Use of Proceeds ...........................................................    8
Capitalization ............................................................    8
Dividend Policy ...........................................................    9
Price Range of Common Stock ...............................................    9
Dilution ..................................................................    9
Selected Consolidated Financial and .......................................   10
 Operating Data
Management's Discussion and Analysis of
 Financial Condition and Results of Operations ............................   11
Industry Overview .........................................................   16
Business ..................................................................   17
Management ................................................................   24
Executive Compensation and Other ..........................................   26
 Information
Certain Relationships and Transactions ....................................   28
Shares Eligible for Future Sale ...........................................   29
Principal and Selling Shareholders ........................................   30
Description of Capital Stock ..............................................   31
Underwriting ..............................................................   33
Legal Matters .............................................................   34
Experts ...................................................................   34
Available Information .....................................................   34
Index to Consolidated Financial
 Statements ...............................................................  F-1

                                  ----------

================================================================================



                                1,600,000 SHARES



 #############################################################################

                                IMAGE OMITTED

 #############################################################################

                                  COMMON STOCK


                                   ----------
                               P R O S P E C T U S
                                   ----------


                               ALEX. BROWN & SONS
                                  INCORPORATED

                        MORGAN KEEGAN & COMPANY, INC.

                           WILLIAM BLAIR & COMPANY

                                       , 1996

================================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   Set forth below is an itemized statement of all expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered by this registration statement, other than the underwriting discount. All amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ filing fee.


Securities and Exchange Commission registration fee  $13,007
NASD filing fee .....................................  4,272
NASDAQ filing fee ................................... 16,000
Blue sky fees and expenses .......................... 10,000*
Accounting fees and expenses ........................ 20,000*
Legal fees and expenses ............................. 50,000*
Printing and engraving .............................. 40,000*
Registrar and transfer agent fees ...................  3,000*
Miscellaneous .......................................    --
                                                     ---------
Total .............................................. $156,279
                                                     =========

- ----------
* Estimated.

   The Company will bear the expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Article 13 of the Company's Restated Articles of Incorporation provides as follows:

   The Corporation shall indemnify and hold harmless its incorporators, and each of its existing and former directors, to the fullest extent not prohibited by law, as it now exists or may hereafter be amended, for any and all acts or omissions done or omitted to be done while employed by, or acting on behalf of, the Corporation or its subsidiaries, including indemnity for service in the capacity as an officer of the Corporation. The Corporation, subject to a director executing and delivering any undertaking required by law to reimburse the Corporation if indemnity should not be allowed, shall advance costs and expenses to defend any claim subject to indemnification. Without limiting the foregoing, a director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except as otherwise provided by law; provided that no provision of these Articles of Incorporation shall eliminate or limit the liability of a director for (i) any breach of a director's duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of a dividend or other distribution on the Corporation's common capital stock or the unlawful purchase of its capital stock, (iv) any transaction from which a director received an improper personal benefit, or (v) any violation of Section 10-041 of the Arizona Revised Statutes, or any successor provisions thereto. The indemnification rights provided herein shall not be exclusive of or preclude any other rights of indemnification to which a director, officer, employee or agent may be entitled, whether pursuant to law, bylaws or agreement.

   Section 7 of the Company's Amended and Restated Bylaws provides as follows:

   Indemnification. The corporation shall indemnify and save harmless all of its existing and former directors from and against all expenses incurred by them, including, but not limited to, legal fees, judgments, penalties, and amounts paid in settlement or compromise, to the fullest extent not prohibited by law, as it now exists or may hereafter be amended, in connection with any proceeding, actual or threatened, to which they may be made a party by reason of their service to or at the request of the corporation, including service in their capacity as officers, unless it is established that: (i) the act or omission of the indemnified party was committed in bad faith; (ii) the indemnified party did not believe such act or omission to be in, or not opposed to, the best interests of the corporation; (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful; or

(iv) the indemnified party is adjudged to be liable to the corporation unless a court of competent jurisdiction determines that such person is entitled to indemnity. The corporation shall advance to any person seeking indemnification pursuant to Section 7.1 expenses, including attorneys' fees, actually and reasonably  incurred  in  defending  any  civil  or  criminal  action,  suit  or proceeding  in  advance  of any  final  disposition  of  such  action,  suit  or proceeding upon receipt of an undertaking by or on behalf of the director seeking indemnification to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. In the event the corporation is requested to indemnify an existing or former director in connection with any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that such person was a director, officer, or employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity, the corporation shall indemnify such person against expenses, including attorneys' fees, but excluding judgments and fines, and for amounts paid in settlement, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if such person acted, or failed to act, in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court in which such action or suit was brought shall determine, upon application, that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem to be proper.

   Determination by Board. Whenever any existing or former director shall report to the President that he has incurred or may incur expenses described in Section 7.1, the Board of Directors (other than any interested director) shall, at its next regular meeting or at a special meeting held within a reasonable time thereafter, determine whether, in regard to the matter involved, the person in question is entitled to indemnification pursuant to Section 7.l. If the Board determines that the standards of Section 7.1 are met, indemnification shall be made. In the event the Board of Directors refuses to indemnify a person who is determined by a court of competent jurisdiction to be entitled to indemnification under Section 7.1 or applicable law, the corporation shall, in addition to extending such indemnification, reimburse the person entitled to indemnification for all attorneys' fees and costs of court actually incurred. The corporation shall have the right to refuse indemnification in any instance in which the person to whom indemnification would otherwise have been extended unreasonably refuses to cooperate in the investigation or defense of such matter or to permit the corporation, at its own expense, to retain counsel of its own choosing to defend him.

   The Company has entered into indemnification agreements with each of its directors that requires, among other things, that the Company indemnify each director to the fullest extent not prohibited by Arizona law, including indemnity for a director's service in his capacity as an officer, and advance all related fees and expenses to the directors and officers, subject to an agreement to reimburse the Company if it is subsequently determined that indemnification is not permitted.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Not Applicable

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   A. EXHIBITS

 NUMBER     DESCRIPTION
- ----------- ------------
1*          Form of Underwriting Agreement.
3.1         Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the
            Company's Registration Statement on Form S-1 No. 33-83534.)
3.2         Amended and Restated Bylaws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company's
            Report on Form 10-K for the Fiscal Year Ended December 31, 1995.)
3.3         Specimen of Certificate representing shares of Common Stock (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 No. 33-83534).
4.1         Articles 4, 10 and 11 of the Restated Articles of Incorporation of the Company. (Incorporated by
            reference to Exhibit 3.1 to this Registration Statement.)
4.2         Sections 2 and 5 of the Amended and Restated Bylaws of the Company. (Incorporated by reference to
            Exhibit 3.2 to this Registration Statement.)
5*          Opinion of Ryley, Carlock & Applewhite as to the legality of the securities being registered.
10.1        Net Lease and Joint Use Agreement between Randy Knight and the Company dated as of March 1, 1994.
            (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No.
            33-83534.)
10.2        Form of Purchase and Sale  Agreement  and Escrow  Instructions  (All
            Cash) dated as of October 1994,  between the Company and Knight Deer
            Valley, L.L.C., an Arizona limited liability company.  (Incorporated by reference to Exhibit  10.4.1 to Amendment  No. 3 to the Company's
            Registration Statement on Form S-1 No.
            33-83534.)
10.3        First Interstate Bank Letters of Credit and Business Loan Agreement. (Incorporated by reference to
            Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 33-83534.)
10.3.1      First Interstate Bank Credit Facility Commitment Letter. (Incorporated by reference to Exhibit 10.5.1 to
            Amendment No. 2 to the Company's Registration Statement on Form S-1 No. 33-83534.)
10.3.2      Modification Agreement between First Interstate Bank of Arizona, N.A. and the Company dated as of March
            30, 1995. (Incorporated by reference to Exhibit 10.4.2 to the Company's Report on Form 10-K for the
            Fiscal Year Ended December 31, 1995.)
10.3.3      Second Modification Agreement between First Interstate Bank of Arizona, N.A. and the Company dated as of
            December 29, 1995. (Incorporated by reference to Exhibit 10.4.3 to the Company's Report on Form 10-K for
            the Fiscal Year Ended December 31, 1995.)
10.3.4      Letter dated March 11, 1996 amending the March 30, 1995 Modification
            Agreement  between First  Interstate  Bank of Arizona,  N.A. and the
            Company.  (Incorporated  by  reference  to  Exhibit  10.4.4  to  the
            Company's Report on Form 10-K for the Fiscal Year Ended December 31,
            1995.)
10.3.5*     Form of Loan Agreement between the Company, Quad-K Leasing and First Interstate Bank, N.A. entered into as of March 31, 1996.
10.3.6*     Waiver of Certain Financial Covenant Noncompliance by First Interstate Bank, N.A. (Wells Fargo Bank)
10.4        Restated Knight Transportation, Inc. 1994 Stock Option Plan, dated as of February 21, 1996.
            (Incorporated  by reference to Exhibit 10.5 to the Company's  Report on Form 10-K for the Fiscal Year Ended December 31, 1995.)
10.5        Indemnification Agreements Between the Company and Randy Knight, Kevin P. Knight, Gary J. Knight and
            other directors. (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on
            Form S-1 No. 33-83534.)
10.6        Indemnification Agreement between the Company and Keith T. Knight. (Incorporated by reference to Exhibit
            10.8 to the Company's Registration Statement on Form S-1 No. 33-83534.)
10.7        Master Equipment Lease Agreement dated as of January 1, 1996 between the Company and Quad-K Leasing,  Inc.  (Incorporated by reference to
            Exhibit  10.7 to the  Company's  Report on Form 10-K for the  Fiscal
            Year Ended December 31, 1995.)

                                      II-3

NUMBER      DESCRIPTION
- ----------- -----------
10.8        Purchase Agreement and Escrow Instructions dated as of July 13, 1995, between the Company, Swift
            Transportation Co., Inc. and United Title Agency of Arizona. (Incorporated by reference to Exhibit 10.8 to the Company's Report on Form 10-K for the Fiscal Year Ended December 31, 1995.)
10.8.1      First Amendment to Purchase Agreement and Escrow Instructions. (Incorporated by reference to Exhibit
            10.8.1 to the Company's Report on Form 10-K for the Fiscal Year Ended December 31, 1995.)
10.9        Purchase and Sale Agreement  dated as of February 13, 1996,  between the Company and RR-1 Limited Partnership. (Incorporated by reference to Exhibit 10.9 to the Company's  Report on Form 10-K for the Fiscal
            Year Ended December 31, 1995.)
10.9.1*     Lease dated as of February 1, 1991, between Quick-Fuel Inc. and RR-1 Limited Partnership.
10.9.2*     Assignment and Assumption of Lease dated as of April 15, 1996, between RR-1 Limited Partnership, the
            Company and Quick-Fuel, Inc.
21          Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21.1 to the Company's Report on
            Form 10-K for the Fiscal Year Ended December 31, 1995.)
23.1*       Consent of Ryley, Carlock & Applewhite, filed as part of the Opinion filed as Exhibit 5.
23.2*       Consent of Arthur Andersen LLP, independent public accountants.
24*         Power of Attorney (included on signature page)

* Filed herewith.

   B. FINANCIAL STATEMENT SCHEDULES

   All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                              POWER OF ATTORNEY

   The Company and each person whose  signature  appears  below hereby  appoints
Randy Knight, Kevin P. Knight, and Gary J. Knight, and each of them, as attorneys-in-fact with full power of substitution and resubstitution, to execute in their respective names and on behalf of the Company and each such person, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney- in-fact and to file any such amendment to the Registration Statement with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 14, 1996.

                          KNIGHT TRANSPORTATION, INC.


                          By:                  /s/ Kevin P. Knight
                                 -----------------------------------------------
                                                 Kevin P. Knight
                                             Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                                TITLE                                    DATE
- ------------------------         ------------------------------------------         ----------------
     /s/ Randy Knight            Chairman of the Board and Director                 June 14, 1996
 ------------------------
 Randy Knight

   /s/ Kevin P. Knight           Chief Executive Officer and Director               June 14, 1996
 ------------------------         (Principal Executive Officer)
 Kevin P. Knight

    /s/ Gary J. Knight           President and Director                             June 14, 1996
 ------------------------
 Gary J. Knight

   /s/ Keith T. Knight           Executive Vice President and Director              June 14, 1996
 ------------------------
 Keith T. Knight

  /s/ Clark A. Jenkins           Secretary, Chief Financial Officer and             June 14, 1996
 ------------------------         Director (Principal Financial and
 Clark A. Jenkins                 Accounting Officer)

   /s/ Keith T. Turley           Director                                           June 14, 1996
 ------------------------
 Keith T. Turley

   /s/ Donald A. Bliss           Director                                           June 14, 1996
 ------------------------
 Donald A. Bliss

                                      II-5